United Trust Group, Inc.

AR/S
P.E.
12-31-01

2001 Annual Report

April 12, 2002

Dear Shareholder:

Some of the fruits of our labor are beginning to pay off in 2001. As you may recall from last year's letter, during 2000, several changes were made within the organization, including the change of several executive officers. These changes have contributed to the Company reporting earnings of $2,400,000, an improvement of over $3,100,000 from the previous year. I am by no means satisfied with these numbers, but do feel we are going in the right direction. I have said from the beginning, this is a long-term proposition and we must continue to make good business decisions and positive results will follow.

Looking ahead to 2002, we face some additional challenges and opportunities. Investment income is expected to be lower than investment earnings of 2001 primarily as a result of the significant drop in the national prime rate during 2001. This decline has resulted in lower yields on short-term funds as well as on investments available in the marketplace as existing investments mature and the monies are re-invested. We continue our efforts to simplify the group of companies. We anticipate a shareholder vote on the proposed merger of First Commonwealth Corporation to be completed sometime during the second quarter of this year.

As we announced on June 5, 2001, the Board of Directors of the Company authorized the repurchase from time to time in the open market or in privately negotiated transactions of up to $1,000,000 of the Company's common stock. To date, the Company has repurchased approximately $431,523 of the Company's stock under this program.

The Company is in a strong financial position and I believe poised to grow. We have an excellent administrative organization and are seeking opportunities to utilize our strengths. I remain confident we are heading in the right direction.

Sincerely,

Jesse T. Correll
Chairman

SELECTED FINANCIAL DATA

FINANCIAL HIGHLIGHTS
(000's omitted, except per share data)

	2001	2000	1999	1998	1997
Premium income net of reinsurance	$ 17,272	$ 19,490	$ 21,581	$ 26,396	$ 28,639
Total revenues	$ 33,365	$ 35,747	$ 36,057	$ 40,885	$ 43,992
Net income (loss)*	$ 2,440	$ (696)	$ 1,076	$ (679)	$ (559)
Basic income (loss) per share	$ 0.65	$ (0.17)	$ 0.38	$ (0.39)	$ (0.32)
Total assets	$ 329,524	$ 333,620	$ 339,161	$ 343,196	$ 349,300
Total long-term debt	$ 4,401	$ 1,817	$ 5,918	$ 9,529	$ 21,460
Dividends paid per share	NONE	NONE	NONE	NONE	NONE

* Includes equity earnings of investees.

OVERVIEW

United Trust Group, Inc. ("UTG") was incorporated in 1984, under the laws of the State of Illinois to serve as an insurance holding company. UTG and its subsidiaries (the "Company") have only one significant industry segment - insurance. The Company's dominant business is individual life insurance which includes the servicing of existing insurance business in force, the solicitation of new individual life insurance, and the acquisition of other companies in the insurance business.

At December 31, 2001, significant majority-owned subsidiaries of UTG were as depicted on the following organizational chart:



United Trust Group, Inc (UTG)
100%
82%
100%
North Plaza of Somerset, Inc. (NORTH PLAZA)
First Commonwealth Corporation (FCC)
Roosevelt Equity Corporation (REC)
100%
Universal Guaranty Life Insurance Company (UG)
100%
Appalachian Life Insurance Company (APPL)
100%
Abraham Lincoln Insurance Company (ABE)

This document at times will refer to the Company's largest shareholder, Mr. Jesse T. Correll and certain companies controlled by Mr. Correll. Mr. Correll holds a majority ownership of First Southern Funding LLC, a Kentucky corporation, ("FSF") and First Southern Bancorp, Inc. ("FSBI"), a bank holding company that operates out of 14 locations in central Kentucky. Mr. Correll is Chairman of the Board of Directors of UTG and is currently UTG's largest shareholder through his ownership control of FSF, FSBI and affiliates. At December 31, 2001 Mr. Correll owns or controls directly and indirectly approximately 60% of UTG.

On September 4, 2001, FSF and FSBI (and their principals) restructured the manner in which they hold shares of UTG by forming a new limited liability company under Kentucky law, First Southern Holdings, LLC ("FSH"). FSBI contributed to FSH shares of UTG common stock held by it and cash in exchange for a 99% membership interest in FSH. FSF contributed to FSH shares of UTG common stock held by it, subject to notes payable which were assumed by FSF in exchange for a 1% membership interest in FSH.

The holding companies within the group, UTG and FCC, are life insurance holding companies. These companies became members of the same affiliated group through a history of acquisitions in which life insurance companies were involved. The focus of the holding companies is the acquisition of other companies in similar lines of business and management of the insurance subsidiaries. The companies have no activities outside the life insurance focus.

The insurance companies of the group, UG, APPL and ABE, all operate in the individual life insurance business. The primary focus of these companies has been the servicing of existing insurance business in force and the solicitation of new insurance business.

REC is a wholly owned subsidiary of UTG, which was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. REC acts as an agent for its customers by placing orders of mutual funds and variable annuity contracts which are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective custodians, and the only financial involvement of REC is through receipt of commission (load). REC was originally established to enhance the life insurance sales by providing an additional option to the prospective client. The objective was to provide an insurance sale and mutual fund sale in tandem. REC functions at a minimum broker-dealer level. It does not maintain any of its customer accounts nor receives customer funds directly. Operating activity of REC accounts for less than $100,000 of earnings annually.

North Plaza is a wholly owned subsidiary of UTG, which owns for investment purposes, a shopping center in Somerset, Kentucky, approximately 12,000 acres of timberland in Kentucky, and a 50% partnership interest in an additional 11,000 acres of Kentucky timberland. Operating activity of North Plaza accounts for less than $100,000 of earnings annually.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this section is to discuss and analyze the Company's consolidated results of operations, financial condition and liquidity and capital resources. This analysis should be read in conjunction with the consolidated financial statements and related notes, which appear elsewhere in this report. The Company reports financial results on a consolidated basis. The consolidated financial statements include the accounts of UTG and its subsidiaries at December 31, 2001.

Cautionary Statement Regarding Forward-Looking Statements

Any forward-looking statement contained herein or in any other oral or written statement by the company or any of its officers, directors or employees is qualified by the fact that actual results of the company may differ materially from any such statement due to the following important factors, among other risks and uncertainties inherent in the Company's business:

1. Prevailing interest rate levels, which may affect the ability of the Company to sell its products, the market value of the Company's investments and the lapse ratio of the Company's policies, notwithstanding product design features intended to enhance persistency of the Company's products.

2. Changes in the federal income tax laws and regulations, which may affect the relative tax advantages of the Company's products.

3. Changes in the regulation of financial services, including bank sales and underwriting of insurance products, which may affect the competitive environment for the Company's products.

4. Other factors affecting the performance of the Company, including, but not limited to, market conduct claims, regulatory initiatives or changes, insurance industry insolvencies, stock market performance, and investment performance.

Results of Operations

(a) Revenues

Premiums and policy fee revenues, net of reinsurance premiums and policy fees, decreased 11% when comparing 2001 to 2000 and 10% from 2000 to 1999. The Company currently writes little new business. A majority of the new business currently written is universal life insurance. Collected premiums on universal life and interest sensitive products is not reflected in premiums and policy revenues because accounting principles generally accepted in the United States of America requires that premiums collected on these types of products be treated as deposit liabilities rather than revenue. Unless the Company acquires a block of in-force business or marketing significantly increases on traditional business, management expects premium revenue to continue to decline at a rate consistent with prior experience. The Companies' average persistency rate for all policies in force for 2001 and 2000 has been approximately 91.6% and 89.8%, respectively. Persistency is a measure of insurance in force retained in relation to the previous year.

During 2001, the Company implemented a conservation effort in an attempt to improve the persistency rate of Company policies. Several of the customer service representatives of the Company have become licensed insurance agents, allowing them to offer other products within the Company's portfolio to existing customers. Additionally, stronger efforts have been made in policy retention through more personal contact with the customer including telephone calls to discuss alternatives and reasons for a customer's request to surrender their policy. Previously, the Company's agency force was primarily responsible for conservation efforts. With the decline in the number of agents, their ability to reach these customers diminished, making conservation efforts difficult. The conservation efforts described above are relatively new, but early results are generally positive. Management will continue to monitor these efforts and make adjustments as seen appropriate to enhance the future success of the program. The Company is currently exploring the introduction of a new product to be specifically used by the licensed customer service representatives as an alternative to the customer in the conservation efforts. The new product is in the very preliminary design stage. Introduction of the new product will depend on the product competitiveness and profitability.

New business production decreased steadily and significantly over the last several years. New business production in 2001 was only 8.5% of the production levels in 1996. The Company has not placed a strong emphasis on new business production in recent years. Costs associated with supporting new business can be significant. In recent years, the insurance industry as a whole has experienced a decline in the total number of agents who sell insurance products, therefore competition has intensified for top producing sales agents. The relatively small size of the Companies, and the resulting limitations, has made it challenging to compete in this area. In early 1999, management determined it could no longer continue to support the costs of new business in light of the declining trend and no indication it would reverse itself. As such, at that time, existing agents were allowed to continue marketing Company products, but the Company significantly reduced home office support and discontinued sales leads to agents using existing inforce policies.

The Company has considered the feasibility of a marketing opportunity with First Southern National Bank, an affiliate of UTG's largest shareholder. Management has considered various products including annuity type products, mortgage protection products and existing insurance products, as a possibility to market to all banking customers. This potential is believed to be a viable niche, but is not expected to produce significant premium writings.

Net investment income decreased 6% when comparing 2001 to 2000 and increased 11% when comparing 2000 to 1999. During 2000, the Company received $632,000 in investment earnings from a joint venture real estate development project that was in its latter stages. The earnings from this activity represent approximately 4% of the 2000 investment income.

The national prime rate has declined from 9.5% at December 31, 2000 to 4.75% at December 31, 2001. This has resulted in lower earnings on short-term funds as well as on longer-term investments acquired.

The overall investment yields for 2001, 2000 and 1999, are 6.39%, 7.01% and 6.45%, respectively.

The Company's investments are generally managed to match related insurance and policyholder liabilities. The comparison of investment return with insurance or investment product crediting rates establishes an interest spread. The Company monitors investment yields, and when necessary adjusts credited interest rates on its insurance products to preserve targeted interest spreads, ranging from 1% to 2%. It is expected that monitoring of the interest spreads by management will provide the necessary margin to adequately provide for associated costs on the insurance policies the Company currently has in force and will write in the future. At the March 2001 Board of Directors meeting, the Boards of the insurance subsidiaries lowered crediting rates one half percent on all products that could be lowered. With this latest reduction, the vast majority of the Company's rate-adjustable products are now at their guaranteed minimum rates, and as such, cannot be lowered any further. These adjustments were in response to continued declines in interest rates in the marketplace. The decrease is expected to result in approximately $500,000 in interest crediting savings annually, when fully implemented. Policy interest crediting rate changes become effective on an individual policy basis on the next policy anniversary. Therefore, it will take a full year from the time the change is determined for the full impact of such change to be realized. The guaranteed minimum crediting rates on these products range from 3% to 5.5%.

Realized investment gains, net of realized losses, were $436,840, $(260,078) and $(530,894) in 2001, 2000 and 1999, respectively.

During 2001, the Company sold the West Virginia properties including the former home office building of APPL, realizing a gain of $217,574. The Company also sold certain common stocks it had acquired in 2000 and 2001 realizing gains of $132,760.

During early 1999, the Company re-evaluated its real estate holdings, especially those properties acquired through acquisitions of other companies and mortgage loan foreclosures, and determined it would be in the long term interest of the Company to dispose of certain of these parcels. Parcels targeted for sale were generally non-income or low income producing and located in parts of the country where management has little other reason to travel.

During 2000, real estate accounted for almost all of the realized gain and loss activity. By third quarter of 2000, the Company had sold the remaining real estate properties identified for disposal in prior years. The Company recorded net realized gains of $728,000 from these sales. By fourth quarter 2000, remaining real estate consisted of the North Plaza holdings and development real estate located in Springfield, IL. In December 2000, management studied its development properties, analyzing such issues as remaining time to fully develop without over saturation, historic sales trends, management time and resources to continue development and other alternatives such as modifying current plans or discontinuing entirely. Management determined it would be in the long term best interests of the Company to discontinue development and attempt to liquidate the remaining properties. As such, a realized loss of $913,000 was recorded in December 2000 to reduce the book value of these properties to the amount management determined it would accept net of selling costs to facilitate liquidation. During the fourth quarter of 2000, the Company recorded a $170,000 increase to the allowance maintained for potential mortgage loan losses.

Approximately 99% of the realized loss in 1999 were from two parcels of real estate. In June 1999, the Company sold its shopping center in Gulfport, MS realizing a loss on sale of $401,000. This property was originally acquired through the foreclosure of a mortgage loan. The property was income producing, but due to the distance from the Company's headquarters, was difficult to manage and required the use of an outside property manager. Given this circumstance and the eventual need for updates and improvements, the Company determined it was in its best long-term interest to sell the property. At year-end the Company wrote down another parcel of real estate $178,000 that it determined to attempt to and ultimately did sell during 2000. The write down was the result of Management's determination of the amount it would be willing to accept for the property. The Company had other gains and losses during the periods that comprised the remaining amounts reported but were immaterial on an individual basis.

On June 1, 2001, the Company began performing administrative work as a third party administrator ("TPA") for an unaffiliated life insurance company. The business being administered is a closed block with approximately 260,000 policies, a majority of which are paid up. The Company receives monthly fees based on policy in force counts and certain other activity indicators such as number of premium collections performed. During 2001, the Company received $299,905 for this work. These TPA revenue fees are included in the line item "other income" on the Company's consolidated statements of operations. The Company intends to pursue other TPA arrangements. Management believes it is a good source of generating additional revenues while utilizing the Company's strength, excess capacity and efficient administrative services.

(b) Expenses

Benefits, claims and settlement expenses net of reinsurance benefits and claims, decreased 12% in 2001 as compared to 2000 and increased 5% in 2000 as compared to 1999. The decrease in premium revenues from normal policy terminations resulted in lower benefit reserve increases in each of the periods presented compared to the previous period. Fluctuations in death claim experience from year to year typically has a significant impact on variances in this line item. Death claims were $1,636,000 less in 2001 than in 2000 and $2,574,000 greater in 2000 than in 1999. There is no single event that caused the mortality variances. Policy claims vary from year to year and therefore, fluctuations in mortality are to be expected and are not considered unusual by management. At the March 1999 Board of Directors meeting, the Boards of the insurance subsidiaries lowered crediting rates one half percent on all products that could be lowered. The change resulted in interest crediting reductions of approximately $600,000 per year. In March 2001, the Boards of the insurance subsidiaries lowered crediting rates one-half percent on all rate-adjustable products that could be lowered. With this latest reduction the vast majority of the Company's rate-adjustable products have been lowered to their guaranteed minimum rates, and as such, cannot be lowered any further. The decrease is expected to result in approximately $500,000 in interest crediting savings annually, when fully implemented. These adjustments were in response to continued declines in interest rates in the marketplace. Policy interest crediting rate changes become effective on an individual policy basis on the next policy anniversary. Therefore, it will take a full year from the time the change is determined for the full impact of such change to be realized.

Commissions and amortization of deferred policy acquisition costs decreased 40% in 2001 compared to 2000 and decreased 28% in 2000 compared to 1999. The Company performs actuarial analysis of the recoverability of the asset based on current trends and known events compared to assumptions used in the establishment of the original asset. No impairments were recorded in 2001 or 2000.

Amortization of cost of insurance acquired decreased 1% in 2001 compared to 2000 and decreased 14% in 2000 compared to 1999. Cost of insurance acquired is established when an insurance company is acquired. The Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future cash flows from the acquired policies. Cost of insurance acquired is comprised of individual life insurance products including whole life, interest sensitive whole life and universal life insurance products. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. The interest rates utilized in the amortization calculation are 9% on approximately 25% of the balance and 15% on the remaining balance. The interest rates vary due to risk analysis performed at the time of acquisition on the business acquired. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. The Company did not have any charge-offs during the periods covered by this report. Amortization of cost of insurance acquired is particularly sensitive to changes in persistency of certain blocks of insurance in-force. Persistency is a measure of insurance in force retained in relation to the previous year. The Company's average persistency rate for all policies in force for 2001, 2000 and 1999 has been approximately 91.6%, 89.8% and 89.4%, respectively.

Operating expenses decreased 36% in 2001 compared to 2000 and increased 34% in 2000 compared to 1999. During the fourth quarter of 2000, Mr. Jess Correll as Board Chairman, requested the resignation of James E. Melville as President of UTG and its subsidiaries. A special joint meeting of the Boards of Directors of United Trust Group, Inc. and its subsidiaries was held January 8, 2001, at which the termination of the employment agreement between First Commonwealth Corporation and James E. Melville, and the termination of James E. Melville as an officer or agent of United Trust Group, Inc. and all of its subsidiaries were approved by the Boards of Directors of each of the companies. An accrual of $562,000 was established through a charge to general expenses at year-end 2000 for the remaining payments required pursuant to the terms of Mr. Melville's employment contract and other settlement costs. A $500,000 accrual was also established at year-end 2000 for estimated legal costs associated with the defense of a legal matter. During the third quarter 2000, the Company settled a legal matter for $550,000 and incurred an additional $150,000 in legal fees. At the March 27, 2000 Board of Directors meeting, United Trust Group, Inc. and each of its affiliates accepted the resignation of Larry E. Ryherd as Chairman of the Board of Directors and Chief Executive Officer. Mr. Ryherd had 28 months remaining on an employment contract with the Company at the end of March 2000. As such, a charge of $933,000 was incurred in first quarter 2000 for the remainder of this contract. Exclusive of the above accruals, operating expenses declined 13% in 2001 compared to 2000 and declined 2% in 2000 compared to 1999, primarily as the result of lower salary and related employee costs.

During the fourth quarter of 1999, the Company transferred the policy administration functions of its insurance subsidiary APPL from Huntington, WV to its Springfield, IL location. The transfer was completed to reduce operating costs. APPL policy administration was then converted to the same computer system used to administer the other insurance subsidiaries. Following the transfer and system conversion, all insurance administration is located at the Springfield, IL office and administered on the same computer system. This action resulted in cost savings of approximately $250,000 per year in administrative costs. During 2001, the Company transferred all remaining functions from Huntington, WV to the Springfield, IL location and sold the West Virginia property. The closing of the Huntington office resulted in approximately $250,000 per year in operating expense savings.

Interest expense declined 13% comparing 2001 to 2000 and declined 41% comparing 2000 to 1999. The Company repaid $1,302,495, $1,540,800 and $3,149,369 in outside debt in 2001, 2000 and 1999 respectively, through operating cashflows and dividends from UG to FCC. In April 2001, the Company issued $3,885,996 in new debt to purchase common stock owned primarily by James E. Melville and Larry E. Ryherd, two former officers and directors of the Company and their respective families. On July 31, 2000, $2,560,000 in convertible debt of UTG held by First Southern was converted to equity. At December 31, 2001, UTG had $4,400,670 in notes payable. The remaining debt bears interest at a fixed rate of 7% on 88% of the debt and a floating rate of 1% under prime on 12% of the debt. Principal payments of $777,199 are due annually over the next five years. Management believes overall sources available are more than adequate to service this debt. These sources include current cash balances of UTG, expected future operating cashflows and repayment of affiliate receivables held by UTG.

Deferred taxes are established to recognize future tax effects attributable to temporary differences between the financial statements and the tax return. As these differences are realized in the financial statement or tax return, the deferred income tax established on the difference is recognized in the financial statements as an income tax expense or credit.

(c) Net income (loss)

The Company had a net income (loss) of $2,439,573, $(696,426) and $1,075,909 in 2001, 2000 and 1999 respectively. Significant one time charges and accruals to operating expenses combined with an increase in death claims during 2000 were the primary differences in the 2001 to 2000 results. The Company continues to monitor and adjust those items within its control.

Financial Condition

(a) Assets

Investments are the largest asset group of the Company. The Company's insurance subsidiaries are regulated by insurance statutes and regulations as to the type of investments that they are permitted to make and the amount of funds that may be used for any one type of investment. In light of these statutes and regulations, and the Company's business and investment strategy, the Company generally seeks to invest in United States government and government agency securities and other high quality low risk investments.

The Company does not own any derivative investments or "junk bonds". As of December 31, 2001, the carrying value of fixed maturity securities in default as to principal or interest was immaterial in the context of consolidated assets or shareholders' equity. The Company has identified securities it may sell and classified them as "investments held for sale". Investments held for sale are carried at market, with changes in market value charged directly to shareholders' equity. To provide additional flexibility and liquidity, the Company has categorized almost all fixed maturity investments acquired in 2000 and 2001 as available for sale. It was determined it would be in the Company's best financial interest to classify these new purchases as available for sale to provide additional liquidity and flexibility.

The following table summarizes the Company's fixed maturities distribution at December 31, 2001 and 2000 by ratings category as issued by Standard and Poor's, a leading ratings analyst.

	Fixed Maturities	
Rating	% of Portfolio	
	2001	2000
Investment Grade		
AAA	61%	48%
AA	6%	16%
A	24%	27%
BBB	8%	9%
Below investment grade	1%	0%
	100%	100%

In 1999, the Company began investing more of its funds in mortgage loans. This is the result of its affiliation with FSNB. FSNB has been able to provide the Company with additional expertise and experience in underwriting commercial and residential mortgage loans, which provide more attractive yields than the traditional bond market. During 2001 and 2000, the Company issued approximately $4,535,000 and $21,863,000 respectively, in new mortgage loans. These new loans were generated through FSNB and its personnel and funded by the Company through participation agreements with FSNB. FSNB services the loans covered by these participation agreements. The Company pays FSNB a .25% servicing fee on these loans and a one-time fee at loan origination of .50% of the original loan amount to cover costs incurred by FSNB relating to the processing and establishment of the loan. All mortgage loans held by the Company are first position loans. The Company has one loan totaling $28,536 that is in default and in the process of foreclosure at December 31, 2001.

Investment real estate holdings represent approximately 5.5% of the total assets of the Company. Total investment real estate is separated into two categories: Commercial 87% and Residential Development 13%. During 2001, UG acquired a two-thirds interest in a parcel of commercial real estate located in New Hampshire. The property is a 20 story office building including a parking garage and a connected enclosed retail mall all totaling 326,610 square feet. The property was acquired for investment purposes and had a carrying value at December 31, 2001 of $6,491,734.

Policy loans remained consistent for the periods presented. Industry experience for policy loans indicates few policy loans are ever repaid by the policyholder other than through termination of the policy. Policy loans are systematically reviewed to ensure that no individual policy loan exceeds the underlying cash value of the policy.

Deferred policy acquisition costs decreased 21% in 2001 compared to 2000. Deferred policy acquisition costs, which vary with, and are primarily related to producing new business, are referred to as ("DAC"). DAC consists primarily of commissions and certain costs of policy issuance and underwriting, net of fees charged to the policy in excess of ultimate fees charged. To the extent these costs are recoverable from future profits, the Company defers these costs and amortizes them with interest in relation to the present value of expected gross profits from the contracts, discounted using the interest rate credited by the policy. The Company had $167,000 in policy acquisition costs deferred, $76,000 in interest accretion and $1,083,577 in amortization in 2000.

Cost of insurance acquired decreased 4% in 2001 compared to 2000. At December 31, 2001, cost of insurance acquired was $33,666,336 and amortization totaled $1,572,920 for the year. When an insurance company is acquired, the Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future cash flows from the acquired policies. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits.

(b) Liabilities

Total liabilities decreased 1% in 2001 compared to 2000. Policy liabilities and accruals, which represents approximately 92% of total liabilities, decreased slightly from the prior year. The decline is attributable to a shrinking policy base and declining new business production.

Notes payable increased 142% in 2001 compared to 2000. At December 31, 2001, UTG had $4,400,670 in notes payable. During 2001, the Company repaid $1,302,495 of its debt. In April 2001, the Company issued $3,885,996 in new debt in exchange for the acquisition of UTG and FCC common stock. This debt bears interest at a fixed rate of 7% per annum with payments of principal to be made in five equal installments due until maturity in 2006. Other remaining debt of $514,674 bears interest at a floating rate of 1% under prime, with no principal payments due until its maturity in 2012. Management believes overall sources available are more than adequate to service this debt. These sources include current cash balances of UTG, expected future operating cashflows and repayment of affiliate receivables held by UTG. The Company's long-term debt is discussed in more detail in Note 11 of the Notes to the Financial Statements.

(c) Shareholders' Equity

Total shareholders' equity decreased 4% in 2001 compared to 2000. This is primarily due to the UTG acquisition of its common stock in April of 2001 from two former officers and directors of the Company and their respective families. Income during the year of $2,439,573 and unrealized gains on investments held for sale of $573,457 also influenced total shareholders' equity.

Liquidity and Capital Resources

The Company has three principal needs for cash - the insurance companies' contractual obligations to policyholders, the payment of operating expenses and the servicing of its long-term debt. Cash and cash equivalents as a percentage of total assets were 5% as of December 31, 2001 and 2000, respectively. Fixed maturities as a percentage of total invested assets were 74% and 71% as of December 31, 2001 and 2000, respectively.

Future policy benefits are primarily long-term in nature and therefore, the Company's investments are predominantly in long-term fixed maturity investments such as bonds and mortgage loans which provide sufficient return to cover these obligations. The Company has the ability and intent to hold these investments to maturity; consequently, the Company's investment in long-term fixed maturities is reported in the financial statements at their amortized cost.

Many of the Company's products contain surrender charges and other features which reward persistency and penalize the early withdrawal of funds. With respect to such products, surrender charges are generally sufficient to cover the Company's unamortized deferred policy acquisition costs with respect to the policy being surrendered.

Cash provided by (used in) operating activities was $1,365,047, $(2,155,491)and $(627,939) in 2001, 2000 and 1999, respectively. Reporting regulations require cash inflows and outflows from universal life insurance products to be shown as financing activities when reporting on cash flows. The net cash provided by (used in) operating activities plus policyholder contract deposits less policyholder contract withdrawals equaled $3,384,557 in 2001, $(393,571) in 2000 and $2,325,455 in 1999. Management utilizes this measurement of cash flows as an indicator of the performance of the Company's insurance operations.

Cash provided by (used in) investing activities was $138,994, $(3,940,958) and $(4,928,225), for 2001, 2000 and 1999, respectively. The most significant aspect of cash provided by (used in) investing activities are the fixed maturity transactions. Fixed maturities account for 81%, 42% and 68% of the total cost of investments acquired in 2001, 2000 and 1999, respectively. The Company has not directed its investable funds to so-called "junk bonds" or derivative investments.

Net cash provided by (used in) financing activities was $(1,091,769), $133,721 and $205,505 for 2001, 2000 and 1999, respectively. The Company continues to pay down on its outstanding debt. Such payments are included within this category. In addition, during 2001 the board of directors of the Company authorized a repurchase program of UTG's common stock. Such transactions are included in this category as well.

Policyholder contract deposits decreased 11% in 2001 compared to 2000, and decreased 10% in 2000 when compared to 1999. The decrease in policyholder contract deposits relates to the decline in new business production experienced in the last few years by the Company. Policyholder contract withdrawals have decreased 15% in 2001 compared to 2000, and decreased 2% in 2000 compared to 1999. The change in policyholder contract withdrawals is not attributable to any one significant event. Factors that influence policyholder contract withdrawals are fluctuation of interest rates, competition and other economic factors.

At December 31, 2001, the Company had a total of $4,400,670 in long-term debt outstanding. In April 2001, the Company issued $3,885,996 in new debt in exchange for the acquisition of UTG and FCC common stock. This debt bears interest at a rate of 7% per annum with payments of principal to be made in five equal installments due until maturity in 2006. The remaining debt of $514,674 bears interest at a floating rate of 1% below prime with no principal payments due until its maturity in 2012. Management believes overall sources available are more than adequate to service this debt. These sources include current cash balances of UTG, expected future operating cashflows and repayment of affiliate receivables held by UTG. The proposed merger of UTG and FCC will result in the addition of approximately $2.5 million in additional debt through draws on a line of credit. Interest on this debt will accrue at a floating rate equal to prime.

Contractual obligations on the Company's long-term debt require total payments of $2,331,598 due in 1-3 years, $1,554,399 due in 4-5 years and $514,674 due after 5 years. In November 2001, the Company established a one-year $3,300,000 line of credit with the First National Bank of the Cumberlands (see note 11c. to the financial statements). To date, the Company has no borrowings or obligations attributable to this line of credit. Should the Company draw on this line-of-credit, interest would accrue at a floating rate equal to prime and any principal balance owed would be payable on November 15, 2002.

On November 20, 1998, FSF and affiliates acquired 929,904 shares of common stock of UTG from UTG and certain UTG shareholders. As consideration for the shares, FSF paid UTG $10,999,995 and certain shareholders of UTG $999,990 in cash. Included in the stock acquisition agreement is an earnings covenant whereby UTG warrants UTG and its subsidiaries and affiliates will have future earnings of at least $30,000,000 for a five-year period beginning January 1, 1998. Such earnings are computed based on statutory results excluding inter-company activities such as inter-company dividends plus realized and unrealized gains and losses on real estate, mortgage loans and unaffiliated common stocks. At the end of the covenant period, an adjustment is to be made equal to the difference between the then market value and statutory carrying value of real estate still owned that existed at the beginning of the covenant period. Should UTG not meet the covenant requirements, any shortfall will first be reduced by the actual average tax rate for UTG for the period, then will be further reduced by one-half of the percentage, if any, representing UTG's ownership percentage of the insurance company subsidiaries. This result will then be reduced by $250,000. The remaining amount will be paid by UTG in the form of UTG common stock valued at $15.00 per share with a maximum number of shares to be issued of 500,000. However, there shall be no limit to the number of shares transferred to the extent that there are legal fees, settlements, damage payments or other losses as a result of certain legal action taken. The price and number of shares shall be adjusted for any applicable stock splits, stock dividends or other recapitalizations. At December 31, 2001, the Company had total earnings of $14,505,204 applicable to this covenant. With one year remaining on the covenant, it appears highly unlikely UTG will meet the earnings requirements, resulting in UTG being required to issue additional shares to FSF or its assigns. Combining current results with management's expectation for 2002, it appears at this time UTG will be required to issue 500,000 shares at December 31, 2002 to satisfy this covenant.

UTG is a holding company that has no day to day operations of its own. Funds required to meet its expenses, generally costs associated with maintaining the company in good standing with states in which it does business, are primarily provided by its subsidiaries. On a parent only basis, UTG's cash flow is dependent on its earnings received on invested assets (primarily notes receivable from FCC) and cash balances. At December 31, 2001, substantially all of the consolidated shareholders equity represents net assets of its subsidiaries and receivables from its subsidiaries. The Company's insurance subsidiaries have maintained adequate statutory capital and surplus and have not used surplus relief or financial reinsurance, which have come under scrutiny by many state insurance departments. The payment of cash dividends to shareholders is not legally restricted. However, the state insurance department regulates insurance company dividend payments where the company is domiciled. UTG is the ultimate parent of UG through ownership of FCC. UG can not pay a dividend directly to UTG due to the ownership structure. However, if UG paid a dividend to its direct parent, FCC, and FCC paid a dividend equal to the amount it received, UTG would receive 82% of the original dividend paid by UG. Please refer to Note 1 of the Notes to the Consolidated Financial Statements. UG's dividend limitations are described below without effect of the ownership structure.

Ohio domiciled insurance companies require five days prior notification to the insurance commissioner for the payment of an ordinary dividend. Ordinary dividends are defined as the greater of: a) prior year statutory earnings or b) 10% of statutory capital and surplus. For the year ended December 31, 2001, UG had a statutory gain from operations of $2,212,215. At December 31, 2001, UG's statutory capital and surplus amounted to $16,105,265. Extraordinary dividends (amounts in excess of ordinary dividend limitations) require prior approval of the insurance commissioner and are not restricted to a specific calculation. UG paid ordinary dividends of $1,400,000 to FCC during 2001.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC"), as modified by the insurance company's state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States of America and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Company from funds generated through debt or equity offerings.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The risk-based capital formula measures the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Insurance companies below specific trigger points or ratios are classified within certain levels, each of which requires specific corrective action. The levels and ratios are as follows:

Regulatory Event	Ratio of Total Adjusted Capital to Authorized Control Level RBC (Less Than or Equal to)
Company action level	2*
Regulatory action level	1.5
Authorized control level	1
Mandatory control level	0.7

* Or, 2.5 with negative trend.

At December 31, 2001, each of the insurance subsidiaries has a Ratio that is in excess of 4, which is 400% of the authorized control level; accordingly the insurance subsidiaries meet the RBC requirements.

The Company is not aware of any litigation that will have a material adverse effect on the financial position of the Company. In addition, the Company does not believe that the regulatory initiatives currently under consideration by various regulatory agencies will have a material adverse impact on the Company. The Company is not aware of any material pending or threatened regulatory action with respect to the Company or any of its subsidiaries. The Company does not believe that any insurance guaranty fund assessments will be materially different from amounts already provided for in the financial statements.

Management believes the overall sources of liquidity available will be sufficient to satisfy its financial obligations.

REGULATORY ENVIRONMENT

The Company's insurance subsidiaries are assessed contributions by life and health guaranty associations in almost all states to indemnify policyholders of failed companies. In several states the company may reduce, premium taxes paid to recover a portion of assessments paid to the states' guaranty fund association. This right of "offset" may come under review by the various states, and the company cannot predict whether and to what extent legislative initiatives may affect this right to offset. In addition, some state guaranty associations have adjusted the basis by which they assess the cost of insolvencies to individual companies. The Company believes that its reserve for future guaranty fund assessments is sufficient to provide for assessments related to known insolvencies. This reserve is based upon management's current expectation of the availability of this right of offset, known insolvencies and state guaranty fund assessment bases. However, changes in the basis whereby assessments are charged to individual companies and changes in the availability of the right to offset assessments against premium tax payments could materially affect the company's results.

Currently, the Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including the power to: (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments. Insurance regulation is concerned primarily with the protection of policyholders. The Company cannot predict the impact of any future proposals, regulations or market conduct investigations. The Company's insurance subsidiaries, UG, APPL and ABE are domiciled in the states of Ohio, West Virginia and Illinois, respectively.

The insurance regulatory framework continues to be scrutinized by various states, the federal government and the National Association of Insurance Commissioners ("NAIC"). The NAIC is an association whose membership consists of the insurance commissioners or their designees of the various states. The NAIC has no direct regulatory authority over insurance companies. However, its primary purpose is to provide a more consistent method of regulation and reporting from state to state. This is accomplished through the issuance of model regulations, which can be adopted by individual states unmodified, modified to meet the state's own needs or requirements, or dismissed entirely.

Most states also have insurance holding company statutes, which require registration and periodic reporting by insurance companies controlled by other corporations licensed to transact business within their respective jurisdictions. The insurance subsidiaries are subject to such legislation and registered as controlled insurers in those jurisdictions in which such registration is required. Statutes vary from state to state but typically require periodic disclosure, concerning the corporation that controls the registered insurers and all subsidiaries of such corporation. In addition, prior notice to, or approval by, the state insurance commission of material intercorporate transfers of assets, reinsurance agreements, management agreements (see Note 9 in the notes to the consolidated financial statements), and payment of dividends (see Note 2 in the notes to the consolidated financial statements) in excess of specified amounts by the insurance subsidiary, within the holding company system, are required.

Each year the NAIC calculates financial ratio results (commonly referred to as IRIS ratios) for each company. These ratios compare various financial information pertaining to the statutory balance sheet and income statement. The results are then compared to pre-established normal ranges determined by the NAIC. Results outside the range typically require explanation to the domiciliary insurance department.

At year-end 2001, UG had one ratio outside the normal range. The ratio is related to the decrease in premium income. The decrease was attributable to the continued business decline in new business writings combined with a decrease in renewal premiums from normal terminations of existing business. As a result, UG fell slightly outside the normal range for this ratio.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The risk-based capital formula measures the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Insurance companies below specific trigger points or ratios are classified within certain levels, each of which requires specific corrective action. The levels and ratios are as follows:

Regulatory Event	Ratio of Total Adjusted Capital to Authorized Control Level RBC (Less Than or Equal to)
Company action level	2*
Regulatory action level	1.5
Authorized control level	1
Mandatory control level	0.7

* Or, 2.5 with negative trend.

At December 31, 2001, each of the insurance subsidiaries has a Ratio that is in excess of 4, which is 400% of the authorized control level; accordingly, the insurance subsidiaries meet the RBC requirements.

The State of Florida began an investigation of industrial life insurance policies in the fall of 1999 regarding policies with race-based premiums. This investigation has quickly spread to other states and to other types of small face amount policies and was expanded to consider the fairness of premiums for all small policies including policies which did not have race-based premiums. The NAIC historically has defined a "small face amount policy" as one with a face amount of $15,000 or less. Under current reviews, some states have increased this amount to policies of $25,000 or less. These states are attempting to force insurers to refund "excess premiums" to insureds or beneficiaries of insureds based on the recent American General settlement. The Company's insurance subsidiaries have no race-based premium products, but do have policies with face amounts under the above-scrutinized limitations. The outcome of this issue could be dramatic on the insurance industry as a whole as well as the Company itself. The Company will continue to monitor developments regarding this matter to determine to what extent, if any, the Company may be exposed.

During 2000, Congress passed the Gramm-Leach-Bliley Financial Services Modernization Act, which requires financial institutions, including all insurers, to take certain steps to enhance privacy protections of nonpublic personal information for consumers. The law is one of the most sweeping systems of privacy protection and regulation ever imposed in our nation's history. It requires financial companies to tell consumers how their financial information is protected, and what a company's financial information sharing practices are, both within a corporate family and with unrelated third parties. Companies must inform their customers of their privacy policies and practices at the start of their business relationship, and then at least once a year for the duration of the relationship. Companies also must disclose the types of information that are shared. The privacy protections under the act became effective November 13, 2000. Financial institutions had until July 1, 2001, to establish and implement privacy policies. The Company has implemented new procedures and complied with the requirements of this legislation.

A task force of the NAIC undertook a project to codify a comprehensive set of statutory insurance accounting rules and regulations. Project results were approved by the NAIC with an implementation date of January 1, 2001. Many states in which the Company does business implemented these new rules with the same effective date as proposed by the NAIC. The Company implemented these new regulations effective January 1, 2001 as required. Implementation of these new rules did not have a material financial impact on the insurance subsidiaries financial position or results of operations. The NAIC continues to modify and amend issue papers regarding codification. The Company will continue to monitor this issue as changes and new proposals are made.

ACCOUNTING AND LEGAL DEVELOPMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement No. 141, *Business Combinations,* Statement No. 142, *Goodwill and Other Intangible Assets,* Statement No. 143, *Accounting for Asset Retirement Obligations,* and Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Statement 141 improves the transparency of accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method – the purchase method. Use of the pooling-of-interests method is no longer permitted. Statement 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. The adoption of Statement 141 did not affect the Company's financial position or results of operations, since the Company has had no such business combinations during the reporting period.

Statement 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This change provides investors with greater transparency regarding the economic value of goodwill and its impact on earnings. The amortization of goodwill ceased for the Company upon the adoption of the statement at January 1, 2002. The adoption of Statement 142 will result in an expense reduction of approximately $90,000 per year, subject to any impairment write-down that might arise from a management review.

Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of Statement 143 will not affect the Company's financial position or results of operations, since the Company has no such asset retirement obligations.

Statement 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. In addition, this statement requires entities to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows, and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. This statement removes any previous requirements to allocate goodwill to long-lived assets to be tested for impairment, and it further prescribes a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of Statement 144 will not affect the Company's financial position or results of operations, since the Company has no such disposals or impairments to long-lived assets.

This Page Intentionally Left Blank

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, Illinois 62701-1268
217-789-0960 Fax 217-789-2822

Springfield, Illinois
Carbondale, Illinois
Belleville, Illinois
St. Louis, Missouri
Cape Girardeau, Missouri
Milwaukee, Wisconsin

Independent Auditors' Report

Board of Directors and Shareholders
United Trust Group, Inc.

We have audited the accompanying consolidated balance sheets of United Trust Group, Inc. (an Illinois corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Trust Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
March 13, 2002

CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2000

ASSETS

	2001	2000
Investments:		
Fixed maturities held to maturity, at amortized cost (market $77,725,410 and $122,623,563)	$ 75,005,395	$ 121,922,963
Investments held for sale:		
Fixed maturities, at market (cost $97,584,094 and $42,914,186)	98,628,440	43,128,280
Equity securities, at market (cost $3,937,812 and $5,509,132)	3,852,716	5,129,571
Mortgage loans on real estate at amortized cost	23,386,895	32,896,671
Investment real estate, at cost, net of accumulated depreciation	18,226,451	13,296,245
Policy loans	13,608,456	14,090,900
Short-term investments	581,382	1,686,397
	233,289,735	232,151,027
Cash and cash equivalents	15,477,348	15,065,076
Accrued investment income	3,002,860	3,482,036
Reinsurance receivables:		
Future policy benefits	33,776,688	35,083,244
Policy claims and other benefits	4,042,779	3,911,258
Cost of insurance acquired	33,666,336	35,239,256
Deferred policy acquisition costs	3,107,919	3,948,496
Cost in excess of net assets purchased, net of accumulated amortization	345,779	1,118,525
Property and equipment, net of accumulated depreciation	2,459,117	2,762,619
Income taxes receivable, current	215,865	178,335
Other assets	139,245	680,239
Total assets	$ 329,523,671	$ 333,620,111

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - Continued
As of December 31, 2001 and 2000

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Policy liabilities and accruals:		
Future policy benefits	$ 236,449,241	$ 240,238,991
Policy claims and benefits payable	2,781,920	2,639,248
Other policyholder funds	1,255,990	1,445,857
Dividend and endowment accumulations	13,055,024	13,515,427
Deferred income taxes	13,569,523	12,056,497
Notes payable	4,400,670	1,817,169
Other liabilities	5,465,896	6,292,841
Total liabilities	276,978,264	278,006,030
Minority interests in consolidated subsidiaries	7,771,793	8,899,648
Shareholders' equity:		
Common stock - no par value, stated value $.02 per share. Authorized 7,000,000 shares - 3,549,791 and 4,175,066 shares issued and outstanding after deducting treasury shares of 75,236 and 47,507	70,996	83,501
Additional paid-in capital	42,789,636	47,730,980
Retained earnings (accumulated deficit)	1,004,238	(1,435,335)
Accumulated other comprehensive income	908,774	335,287
Total shareholders' equity	44,773,614	46,714,433
Total liabilities and shareholders' equity	$ 329,523,671	$ 333,620,111

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Three Years Ended December 31, 2001

	2001	2000	1999
Revenues:			
Premiums and policy fees	$ 20,444,514	$ 23,045,858	$ 25,559,708
Reinsurance premiums and policy fees	(3,172,098)	(3,556,172)	(3,978,565)
Net investment income	15,067,059	16,085,833	14,529,537
Realized investment gains(losses), net	436,840	(260,078)	(530,894)
Other income	589,017	431,682	477,325
	33,365,332	35,747,123	36,057,111
Benefits and other expenses:			
Benefits, claims and settlement expenses:			
Life	19,614,470	23,440,711	22,338,042
Reinsurance benefits and claims	(2,349,102)	(3,376,091)	(3,610,459)
Annuity	1,244,663	1,210,783	1,390,592
Dividends to policyholders	1,015,055	1,003,954	1,170,710
Commissions and amortization of deferred policy acquisition costs	1,262,974	2,089,313	2,893,898
Amortization of cost of insurance acquired	1,572,920	1,592,812	1,847,754
Operating expenses	6,485,691	10,115,786	7,533,374
Interest expense	326,499	376,924	637,647
	29,173,170	36,454,192	34,201,558
Income (loss) before income taxes, minority interest and equity in income (loss) of investees	4,192,162	(707,069)	1,855,553
Income tax expense	(1,181,133)	(228,783)	(690,454)
Minority interest in (income) loss of consolidated subsidiaries	(571,456)	239,426	(142,745)
Equity in income of investees	0	0	53,555
Net income (loss)	$ 2,439,573	$ (696,426)	$ 1,075,909
Basic income (loss) per share from continuing operations and net income (loss)	$ 0.65	$ (0.17)	$ 0.38
Diluted income (loss) per share from continuing operations and net income (loss)	$ 0.65	$ (0.17)	$ 0.38
Basic weighted average shares outstanding	3,733,432	4,056,439	2,839,703
Diluted weighted average shares outstanding	3,733,432	4,056,439	2,839,934

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
Three Years Ended December 31, 2001

	2001		2000		1999	
Common stock						
Balance, beginning of year	$ 83,501		$ 79,405		$ 49,809	
Issued during year	0		4,096		29,986	
Treasury shares acquired	(555)		0		(390)	
Retired during year	(11,950)		0		0	
Balance, end of year	$ 70,996		$ 83,501		$ 79,405	
Additional paid-in capital						
Balance, beginning of year	$ 47,730,980		$ 45,175,076		$ 27,403,172	
Issued during year	0		2,555,904		17,921,469	
Treasury shares acquired	(172,927)		0		(149,565)	
Retired during year	(4,768,417)		0		0	
Balance, end of year	$ 42,789,636		$ 47,730,980		$ 45,175,076	
Retained earnings (accumulated deficit)						
Balance, beginning of year	$ (1,435,335)		$ (738,909)		$ (1,814,818)	
Net income (loss)	2,439,573)	$ 2,439,573	(696,426)	$ (696,426)	1,075,909	$ 1,075,909
Balance, end of year	$ 1,004,238		$ (1,435,335)		$ (738,909)	
Accumulated other comprehensive income (deficit)						
Balance, beginning of year	$ 335,287		$ (1,138,900)		$ (276,852)	
Other comprehensive income (deficit)						
Unrealized holding gain (loss) on securities net of minority interest and reclassification adjustment	573,457	573,457	1,474,187	1,474,187	(862,048)	(862,048)
Comprehensive income		$ 3,013,030		$ 777,761		$ 213,861
Balance, end of year	$ 908,744		$ 335,287		$ (1,138,900)	
Total shareholders' equity, end of year	$ 44,773,614		$ 46,714,433		$ 43,376,672	

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Years Ended December 31, 2001

	2001	2000	1999
Increase (decrease) in cash and cash equivalents			
Cash flows from operating activities:			
Net income (loss)	$ 2,439,573	$ (696,426)	$ 1,075,909
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities net of changes in assets and liabilities resulting from the sales and purchases of subsidiaries:			
Amortization/accretion of fixed maturities	150,579	152,917	489,491
Realized investment (gains) losses, net	(436,840)	260,078	530,894
Amortization of deferred policy acquisition costs	1,007,577	1,452,040	1,917,012
Amortization of cost of insurance acquired	1,572,920	1,592,812	1,847,754
Amortization of costs in excess of net assets purchased	90,000	90,000	90,000
Depreciation	436,216	505,221	507,771
Minority interest	571,456	(239,426)	142,745
Charges for mortality and administration of universal life and annuity products	(9,344,711)	(10,151,024)	(10,696,014)
Interest credited to account balances	5,749,098	6,109,491	6,300,667
Equity in income of investees	0	0	(53,555)
Policy acquisition costs deferred	(141,000)	(273,000)	(720,000)
Change in accrued investment income	479,176	(22,275)	123,747
Change in reinsurance receivables	1,175,305	928,890	606,509
Change in policy liabilities and accruals	(2,721,245)	(3,647,101)	(2,218,519)
Change in income taxes payable	1,090,064	399,435	127,588
Change in indebtedness to affiliates, net	0	0	(1,287)
Change in other assets and liabilities, net	(753,121)	1,382,877	(698,651)
Net cash provided by (used in) operating activities	1,365,047	(2,155,491)	(627,939)
Cash flows from investing activities:			
Proceeds from investments sold and matured:			
Fixed maturities held for sale	27,205,225	5,607,700	1,430,000
Fixed maturities matured	50,952,814	27,103,149	31,032,290
Equity securities	6,312,727	189,270	0
Mortgage loans	14,738,313	4,279,622	4,765,678
Real estate	2,135,472	4,743,146	2,705,093
Policy loans	2,912,296	2,918,627	3,169,753
Other long-term investments	0	906,278	0
Short-term	2,229,528	1,042,826	1,336,251
Total proceeds from investments sold and matured	106,486,375	46,790,618	44,439,065

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
Three Years Ended December 31, 2001

	2001	2000	1999
Cost of investments acquired:			
Fixed maturities held for sale	(84,801,095)	(19,996,972)	(31,366,755)
Fixed maturities	(1,124,925)	(1,486,255)	(2,020,803)
Equity securities	(4,608,649)	(2,673,199)	(161,255)
Mortgage loans	(5,325,569)	(21,862,521)	(9,257,836)
Real estate	(6,995,455)	(1,246,912)	(635,303)
Policy loans	(2,429,852)	(2,858,415)	(3,186,825)
Short-term	(1,124,512)	(498,956)	(2,503,722)
Total cost of investments acquired	(106,410,057)	(50,623,230)	(49,132,499)
Purchase of property and equipment	(138,388)	(108,346)	(234,791)
Sale of property and equipment	201,064	0	0
Net cash provided by (used in) investing activities	138,994	(3,940,958)	(4,928,225)
Cash flows from financing activities:			
Policyholder contract deposits	11,361,882	12,724,345	14,176,188
Policyholder contract withdrawals	(9,342,372)	(10,962,425)	(11,222,814)
Cash received in merger	0	0	607,508
Payments of principal on notes payable	(1,302,495)	(1,540,800)	(3,149,369)
Purchase of stock of affiliates	(632,131)	(87,399)	(56,053)
Purchase of treasury shares	(1,176,653)	0	(149,955)
Net cash provided by (used in) financing activities	(1,091,769)	133,721	205,505
Net increase (decrease) in cash and cash equivalents	412,272	(5,962,728)	(5,350,659)
Cash and cash equivalents at beginning of year	15,065,076	21,027,804	26,378,463
Cash and cash equivalents at end of year	$ 15,477,348	15,065,076	$ 21,027,804

See notes to consolidated financial statements

UNITED TRUST GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION - At December 31, 2001, the significant majority-owned subsidiaries of UNITED TRUST GROUP, INC., were as depicted on the following organizational chart.


United Trust Group, Inc
(UTG)
100%
82%
100%
North Plaza of Somerset, Inc.
(NORTH PLAZA)
First Commonwealth
Corporation
(FCC)
Roosevelt Equity Corporation
(REC)
100%
Universal Guaranty
Life Insurance Company
(UG)
100%
Appalachian Life
Insurance Company
(APPL)
100%
Abraham Lincoln
Insurance Company
(ABE)

The Company's significant accounting policies, consistently applied in the preparation of the accompanying consolidated financial statements, are summarized as follows.

B. NATURE OF OPERATIONS - United Trust Group, Inc., is an insurance holding company, which sells individual life insurance products through its subsidiaries. The Company's principal market is the Midwestern United States. The Company's dominant business is individual life insurance which includes the servicing of existing insurance business in force, the solicitation of new individual life insurance and the acquisition of other companies in the insurance business.

C. BUSINESS SEGMENTS - The Company has only one significant business segment – insurance.

D. BASIS OF PRESENTATION - The financial statements of United Trust Group, Inc., and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America which differ from statutory accounting practices permitted by insurance regulatory authorities.

E. PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Registrant and its majority-owned subsidiaries. Investments in 20% to 50% owned affiliates in which management has the ability to exercise significant influence are included based on the equity method of accounting and the Company's share of such affiliates' operating results is reflected in Equity in loss of investees. Other investments in affiliates are carried at cost. All significant intercompany accounts and transactions have been eliminated.

F. INVESTMENTS - Investments are shown on the following bases:

Fixed maturities -- at cost, adjusted for amortization of premium or discount and other-than-temporary market value declines. The amortized cost of such investments differs from their market values; however, the Company has the ability and intent to hold these investments to maturity, at which time the full face value is expected to be realized.

Investments held for sale -- at current market value, unrealized appreciation or depreciation is charged directly to shareholders' equity.

Mortgage loans on real estate -- at unpaid balances, adjusted for amortization of premium or discount, less allowance for possible losses.

Real estate – investment real estate at cost less allowance for depreciation and, as appropriate, provisions for possible losses. Accumulated depreciation on investment real estate was $169,281 and $307,294 as of December 31, 2001 and 2000, respectively.

Policy loans -- at unpaid balances including accumulated interest but not in excess of the cash surrender value.

Short-term investments -- at cost, which approximates current market value.

Realized gains and losses on sales of investments are recognized in net income on the specific identification basis.

Unrealized gains and losses on investments carried at market value are recognized in other comprehensive income on the specific identification basis.

G. CASH EQUIVALENTS - The Company considers certificates of deposit and other short-term instruments with an original purchased maturity of three months or less cash equivalents.

H. REINSURANCE - In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company retains a maximum of $125,000 of coverage per individual life.

Amounts paid, or deemed to have been paid, for reinsurance contracts are recorded as reinsurance receivables. Reinsurance receivables are recognized in a manner consistent with the liabilities relating to the underlying reinsured contracts. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

I. FUTURE POLICY BENEFITS AND EXPENSES - The liabilities for traditional life insurance and accident and health insurance policy benefits are computed using a net level method. These liabilities include assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the life insurance subsidiaries' experience adjusted to reflect anticipated trends and to include provisions for possible unfavorable deviations. The Company makes these assumptions at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2% to 6% for life insurance and 2.5% to 9.25% for annuities. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred. Current mortality rate assumptions are based on 1975-80 select and ultimate tables. Withdrawal rate assumptions are based upon Linton B or Linton C, which are industry standard actuarial tables for forecasting assumed policy lapse rates.

Benefit reserves for universal life insurance and interest sensitive life insurance products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims in excess of related policy account balances. Interest crediting rates for universal life and interest sensitive products range from 4.0% to 5.5% for 2001 and 4.5% to 5.5% for the years ended December 31, 2000 and 1999, respectively.

J. POLICY AND CONTRACT CLAIMS - Policy and contract claims include provisions for reported claims in process of settlement, valued in accordance with the terms of the policies and contracts, as well as provisions for claims incurred and unreported based on prior experience of the Company. Incurred but not reported claims were $900,894 and $900,114 as of December 31, 2001 and 2000, respectively.

K. COST OF INSURANCE ACQUIRED - When an insurance company is acquired, the Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future cash flows from the acquired policies. The Company utilized 9% discount rate on approximately 25% of the business and 15% discount rate on approximately 75% of the business. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. The interest rates utilized in the amortization calculation are 9% on approximately 25% of the balance and 15% on the remaining balance. The interest rates vary due to differences in the blocks of business. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

	2001	2000	1999
Cost of insurance acquired,			
Beginning of year	$ 35,239,256	$ 36,832,068	$ 38,679,822
Interest accretion	4,777,576	5,032,790	5,319,462
Amortization	(6,350,496)	(6,625,602)	(7,167,216)
Net amortization	(1,572,920)	(1,592,812)	(1,847,754)
Cost of insurance acquired,			
End of year	$ 33,666,336	$ 35,239,256	$ 36,832,068

Estimated net amortization expense of cost of insurance acquired for the next five years is as follows:

	Interest Accretion	Amortization	Net Amortization
2002	$ 4,571,000	$ 6,086,000	$ 1,515,000
2003	4,371,000	6,066,000	1,695,000
2004	4,140,000	6,034,000	1,894,000
2005	3,875,000	6,084,000	2,209,000
2006	3,560,000	6,422,000	2,862,000

L. DEFERRED POLICY ACQUISITION COSTS - Commissions and other costs (salaries of certain employees involved in the underwriting and policy issue functions, and medical and inspection fees) of acquiring life insurance products that vary with and are primarily related to the production of new business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

For universal life insurance and interest sensitive life insurance products, acquisition costs are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

The following table summarizes deferred policy acquisition costs and related data for the years shown.

	2001	2000	1999
Deferred, beginning of year	$ 3,948,496	$ 5,127,536	$ 6,324,548
Acquisition costs deferred:			
Commissions	108,000	184,000	566,000
Other expenses	59,000	89,000	154,000
Total	167,000	273,000	720,000
Interest accretion	76,000	100,000	142,000
Amortization charged to income	(1,083,577)	(1,552,040)	(2,059,012)
Net amortization	(1,007,577)	(1,452,040)	(1,917,012)
Change for the year	(840,577)	(1,179,040)	(1,197,012)
Deferred, end of year	$ 3,107,919	$ 3,948,496	$ 5,127,536

The following table reflects the components of the income statement for the line item commissions and amortization of deferred policy acquisition costs:

	2001	2000	1999
Net amortization of deferred policy acquisition costs	$ 1,007,577	$ 1,452,040	$ 1,917,012
Commissions	255,397	637,273	976,886
Total	$ 1,262,974	$ 2,089,313	$ 2,893,898

Estimated net amortization expense of deferred policy acquisition costs for the next five years is as follows:

	Interest Accretion	Amortization	Net Amortization
2002	$ 41,000	$ 891,000	$ 850,000
2003	36,000	763,000	727,000
2004	32,000	648,000	616,000
2005	28,000	546,000	518,000
2006	25,000	450,000	425,000

M. COST IN EXCESS OF NET ASSETS PURCHASED - Cost in excess of net assets purchased is the excess of the amount paid to acquire a company over the fair value of its net assets. Costs in excess of net assets purchased are amortized on the straight-line basis over a 40-year period. Management continually reviews the value of goodwill based on estimates of future earnings. As part of this review, management determines whether goodwill is fully recoverable from projected undiscounted net cash flows from earnings of the subsidiaries over the remaining amortization period. If management were to determine that changes in such projected cash flows no longer supported the recoverability of goodwill over the remaining amortization period, the carrying value of goodwill would be reduced with a corresponding charge to expense (no such changes have occurred). Accumulated amortization of cost in excess of net assets purchased was $1,780,146 and $1,690,146 as of December 31, 2001 and 2000, respectively.

N. PROPERTY AND EQUIPMENT – Company-occupied property, data processing equipment and furniture and office equipment are stated at cost less accumulated depreciation of $5,560,547 and $5,951,717 at December 31, 2001 and 2000, respectively. Depreciation is computed on a straight-line basis for financial reporting purposes using estimated useful lives of three to 30 years. Depreciation expense was $316,900, $372,313, and $379,715 for the years ended December 31, 2001, 2000, and 1999, respectively.

O. INCOME TAXES - Income taxes are reported under Statement of Financial Accounting Standards Number 109. Deferred income taxes are recorded to reflect the tax consequences on future periods of differences between the tax bases of assets and liabilities and their financial reporting amounts at the end of each such period.

P. EARNINGS PER SHARE – Earnings per share ("EPS") are reported under Statement of Financial Accounting Standards Number 128. The objective of both basic EPS and diluted EPS is to measure the performance of an entity over the reporting period. Basic EPS is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, the numerator also is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Q. TREASURY SHARES – The Company holds 75,236 and 47,507 shares of common stock as treasury shares with a cost basis of $673,437 and $499,955 at December 31, 2001 and 2000, respectively.

R. RECOGNITION OF REVENUES AND RELATED EXPENSES - Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits, consist principally of whole life insurance policies, and certain annuities with life contingencies are recognized as revenues when due. Limited payment life insurance policies defer gross premiums received in excess of net premiums, which is then recognized in income in a constant relationship with insurance in force. Accident and health insurance premiums are recognized as revenue pro rata over the terms of the policies. Benefits and related expenses associated with the premiums earned are charged to expense proportionately over the lives of the policies through a provision for future policy benefit liabilities and through deferral and amortization of deferred policy acquisition costs. For universal life and investment products, generally there is no requirement for payment of premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life policies and investment products consists of charges for the cost of insurance and policy administration fees assessed during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

S. PARTICIPATING INSURANCE - Participating business represents 22% and 23% of the ordinary life insurance in force at December 31, 2001 and 2000, respectively. Premium income from participating business represents 26%, 27%, and 29% of total premiums for the years ended December 31, 2001, 2000 and 1999, respectively. The amount of dividends to be paid is determined annually by the respective insurance subsidiary's Board of Directors. Earnings allocable to participating policyholders are based on legal requirements that vary by state.

T. RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the 2001 presentation. Such reclassifications had no effect on previously reported net loss, total assets, or shareholders' equity.

U. USE OF ESTIMATES - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SHAREHOLDER DIVIDEND RESTRICTION

At December 31, 2001, substantially all of consolidated shareholders' equity represents net assets of UTG's subsidiaries. The payment of cash dividends to shareholders by UTG and FCC is not legally restricted. However, the state insurance department regulates insurance company dividend payments where the company is domiciled. UG's dividend limitations are described below.

Ohio domiciled insurance companies require five days prior notification to the insurance commissioner for the payment of an ordinary dividend. Ordinary dividends are defined as the greater of: a) prior year statutory earnings or b) 10% of statutory capital and surplus. For the year ended December 31, 2001, UG had a statutory gain from operations of $2,212,215. At December 31, 2001, UG's statutory capital and surplus amounted to $16,105,265. Extraordinary dividends (amounts in excess of ordinary dividend limitations) require prior approval of the insurance commissioner and are not restricted to a specific calculation.

3. INCOME TAXES

Until 1984, the insurance companies were taxed under the provisions of the Life Insurance Company Income Tax Act of 1959 as amended by the Tax Equity and Fiscal Responsibility Act of 1982. These laws were superseded by the Deficit Reduction Act of 1984. All of these laws are based primarily upon statutory results with certain special deductions and other items available only to life insurance companies. Under the provision of the pre-1984 life insurance company income tax regulations, a portion of "gain from operations" of a life insurance company was not subject to current taxation but was accumulated, for tax purposes, in a special tax memorandum account designated as "policyholders' surplus account". Federal income taxes will become payable on this account at the then current tax rate when and if distributions to shareholders, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income maintained in the "shareholders surplus account".

The following table summarizes the companies with this situation and the maximum amount of income that has not been taxed in each.

Company	Shareholders' Surplus	Untaxed Balance
ABE	$ 5,457,880	$ 1,149,693
APPL	7,098,824	1,525,367
UG	28,897,113	4,363,821

The payment of taxes on this income is not anticipated; and, accordingly, no deferred taxes have been established.

The life insurance company subsidiaries file a consolidated federal income tax return. The holding companies of the group file separate returns.

Life insurance company taxation is based primarily upon statutory results with certain special deductions and other items available only to life insurance companies. Income tax expense consists of the following components:

		2001		2000		1999
Current tax expense	$	53,539	$	85,440	$	12,654
Deferred tax expense		1,127,594		143,343		677,800
	$	1,181,133	$	228,783	$	690,454

The Companies have net operating loss carryforwards for federal income tax purposes expiring as follows:

		UTG		UG		FCC
2006	$	101,718	$	0	$	0
2007		179,894		0		0
2019		0		1,165,779		0
2020		0		0		525,451
2021		164,902		0		0
TOTAL	$	446,514	$	1,165,779	$	525,451

The Company has established a deferred tax asset of $748,211 for its operating loss carryforwards and has established an allowance of $183,908. The total allowances established on deferred tax assets decreased $195,518 in 2001.

The following table shows the reconciliation of net income to taxable income of UTG:

		2001		2000		1999
Net income (loss)	$	2,439,573	$	(696,426)	$	1,075,909
Federal income tax provision		12,043		60,550		192,247
Loss (gain) of subsidiaries		(2,409,467)		762,656		(615,995)
Gain of investees		0		0		(53,555)
Taxable income	$	42,149	$	126,780	$	598,606

UTG has a net operating loss carryforward of $446,514 at December 31, 2001. UTG has averaged approximately $256,000 in taxable income over the past three years and must average taxable income of approximately $90,000 over the next five years to fully realize its net operating loss carryforwards, as UTG's operating loss carryforwards do not begin to expire until the year 2006. UG must average approximately $65,000 of taxable income per year to fully realize its net operating loss carryforward for which no allowance is established. Management believes future earnings of UG will be sufficient to fully utilize net operating loss carryforwards. FCC must average approximately $28,000 of taxable income to fully realize its net operating loss carryforwards. FCC's operating loss carryforward does not expire until the year 2020. Management has established an allowance of $183,908 for FCC's loss carryforwards.

The expense or (credit) for income differed from the amounts computed by applying the applicable United States statutory rate of 35% before income taxes as a result of the following differences:

	2001	2000	1999
Tax computed at statutory rate	$ 1,467,257	$ (247,474)	$ 649,444
Changes in taxes due to:			
Cost in excess of net assets purchased	31,500	31,500	31,500
Current year loss for which no benefit realized	0	546,231	0
Benefit of prior losses	(159,456)	(139,061)	(6,309)
Other	(158,168)	37,587	15,819
Income tax expense	$ 1,181,133	$ 228,783	$ 690,454

The following table summarizes the major components that comprise the deferred tax liability as reflected in the balance sheets:

	2001	2000
Investments	$ 1,820,177	$ 1,402,431
Cost of insurance acquired	12,835,481	13,427,963
Other assets	0	(72,468)
Deferred policy acquisition costs	1,087,772	1,381,974
Agent balances	0	(6,239)
Management/consulting fees	(508,101)	(810,717)
Future policy benefits	(1,531,687)	(2,485,664)
Gain on sale of subsidiary	2,312,483	2,312,483
Net operating loss carryforward	(564,303)	(815,417)
Other liabilities	(372,303)	(614,374)
Federal tax DAC	(1,509,996)	(1,663,475)
Deferred tax liability	$ 13,569,523	$ 12,056,497

4. ANALYSIS OF INVESTMENTS, INVESTMENT INCOME AND INVESTMENT GAIN

A. NET INVESTMENT INCOME - The following table reflects net investment income by type of investment:

	December 31, 2001	December 31, 2000	December 31, 1999
Fixed maturities and fixed maturities Held for sale	$ 10,831,162	$ 11,775,706	$ 11,886,968
Equity securities	131,263	116,327	91,429
Mortgage loans	2,715,834	1,777,374	1,079,332
Real estate	488,168	611,494	389,181
Policy loans	970,142	997,381	991,812
Other long-term investments	0	655,418	63,528
Short-term investments	110,229	158,378	147,726
Cash	606,128	936,433	850,836
Total consolidated investment income	15,852,926	17,028,511	15,500,812
Investment expenses	(785,867)	(942,678)	(971,275)
Consolidated net investment income	$ 15,067,059	$ 16,085,833	$ 14,529,537

At December 31, 2001, the Company had a total of $200,000 in investment real estate which did not produce income during 2001.

The following table summarizes the Company's fixed maturity holdings and investments held for sale by major classifications:

	Carrying Value 2001	Carrying Value 2000
Investments held for sale:		
Fixed maturities		
U.S. Government, government agencies and authorities	$ 36,182,839	$ 35,444,312
State, municipalities and political subdivisions	202,256	206,006
Collateralized mortgage obligations	54,003,623	5,962,594
All other corporate bonds	8,239,722	1,515,368
	$ 98,628,440	$ 43,128,280
Equity securities		
Banks, trust and insurance companies	$ 1,100,000	$ 3,142,320
Industrial and miscellaneous	2,752,716	1,987,251
	$ 3,852,716	$ 5,129,571
Fixed maturities held to maturity:		
U.S. Government, government agencies and authorities	$ 6,904,757	$ 31,350,799
State, municipalities and political subdivisions	11,788,567	15,318,605
Collateralized mortgage obligations	128,471	3,178,210
Public utilities	22,219,127	27,287,454
All other corporate bonds	33,964,473	44,787,895
	$ 75,005,395	$ 121,922,963

By insurance statute, the majority of the Company's investment portfolio is invested in investment grade securities to provide ample protection for policyholders. The Company does not invest in so-called "junk bonds" or derivative investments.

Below investment grade debt securities generally provide higher yields and involve greater risks than investment grade debt securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities is usually more limited than for investment grade debt securities. Debt securities classified as below-investment grade are those that receive a Standard & Poor's rating of BB or below.

The following table summarizes by category securities held that are below investment grade at amortized cost:

Below Investment Grade Investments	2001	2000	1999
Public Utilities	$ 2,091,138	$ 0	$ 251,878
CMO	43,189	239,165	0
Corporate	271,420	23,000	276,649
Total	$ 2,405,747	$ 262,165	$ 528,527

B. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in securities including investments held for sale are as follows:

2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investments held for sale:				
U.S. Government and govt. Agencies and authorities	$ 35,240,384	$ 942,455	$ 0	$ 36,182,839
States, municipalities and Political subdivisions	192,059	10,197	0	202,256
Collateralized mortgage Obligations	53,777,577	447,019	(220,973)	54,003,623
Public utilities	0	0	0	0
All other corporate bonds	8,374,074	321	(134,673)	8,239,722
	97,584,094	1,399,992	(355,646)	98,628,440
Equity securities	3,937,812	953,448	(1,038,544)	3,852,716
Total	$ 101,521,906	$ 2,353,440	$ (1,394,190)	$ 102,481,156
Fixed maturities held to maturity:				
U.S. Government and govt. Agencies and authorities	$ 6,904,757	$ 280,101	$ (893)	$ 7,183,965
States, municipalities and Political subdivisions	11,788,567	360,714	(119,497)	12,029,784
Collateralized mortgage Obligations	128,471	4,820	0	133,291
Public utilities	22,219,127	859,864	(70,947)	23,008,044
All other corporate bonds	33,964,473	1,410,244	(4,391)	35,370,326
Total	$ 75,005,395	$ 2,915,743	$ (195,728)	$ 77,725,410

2000	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investments held for sale:				
U.S. Government and govt. Agencies and authorities	$ 35,281,562	$ 245,119	$ (82,369)	$ 35,444,312
States, municipalities and Political subdivisions	190,593	15,413	0	206,006
Collateralized mortgage Obligations	5,919,553	58,179	(15,138)	5,962,594
Public utilities	0	0	0	0
All other corporate bonds	1,522,478	0	(7,110)	1,515,368
	42,914,186	318,711	(104,617)	43,128,280
Equity securities	5,413,507	637,191	(921,127)	5,129,571
Total	$ 48,327,693	$ 955,902	$ (1,025,744)	$ 48,257,851
Fixed maturities held to maturity:				
U.S. Government and govt. Agencies and authorities	$ 31,350,799	$ 148,229	$ (282,088)	$ 31,216,940
States, municipalities and Political subdivisions	15,318,605	299,028	(45,335)	15,572,298
Collateralized mortgage Obligations	3,178,210	35,628	(3,323)	3,210,515
Public utilities	27,287,454	460,241	(220,316)	27,527,379
All other corporate bonds	44,787,895	505,860	(197,324)	45,096,431
Total	$ 121,922,963	$ 1,448,986	$ (748,386)	$ 122,623,563

The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fixed Maturities Held for Sale December 31, 2001	Amortized Cost	Estimated Market Value
Due in one year or less	$ 2,050,564	$ 2,070,454
Due after one year through five years	30,977,228	31,727,237
Due after five years through ten years	10,621,666	10,659,999
Due after ten years	157,059	167,127
Collateralized mortgage obligations	53,777,577	54,003,623
Total	$ 97,584,094	$ 98,628,440

Fixed Maturities Held to Maturity December 31, 2001	Amortized Cost	Estimated Market Value
Due in one year or less	$ 15,196,020	$ 15,398,291
Due after one year through five years	52,768,493	55,169,490
Due after five years through ten years	3,315,143	3,509,525
Due after ten years	3,597,268	3,514,813
Collateralized mortgage obligations	128,471	133,291
Total	$ 75,005,395	$ 77,725,410

An analysis of sales, maturities and principal repayments of the Company's fixed maturities portfolio for the years ended December 31, 2001, 2000 and 1999 is as follows:

Year ended December 31, 2001	Cost or Amortized Cost	Gross Realized Gains	Gross Realized Losses	Proceeds From Sale
Scheduled principal repayments,				
Calls and tenders:				
Held for sale	$ 20,479,560	$ 10,440	$ 0	$ 20,490,000
Held to maturity	51,025,358	34,690	(107,234)	50,952,814
Sales:				
Held for sale	6,518,181	197,044	0	6,715,225
Held to maturity	0	0	0	0
Total	$ 78,023,099	$ 242,174	$ (107,234)	$ 78,158,039

Year ended December 31, 2000	Cost or Amortized Cost	Gross Realized Gains	Gross Realized Losses	Proceeds From Sale
Scheduled principal repayments,				
Calls and tenders:				
Held for sale	$ 5,611,476	$ 71	$ (3,847)	$ 5,607,700
Held to maturity	27,047,819	59,463	(4,133)	27,103,149
Sales:				
Held for sale	0	0	0	0
Held to maturity	0	0	0	0
Total	$ 32,659,295	$ 59,534	$ (7,980)	$ 32,710,849

Year ended December 31, 1999	Cost or Amortized Cost	Gross Realized Gains	Gross Realized Losses	Proceeds From Sale
Scheduled principal repayments,				
Calls and tenders:				
Held for sale	$ 1,430,000	$ 0	$ 0	$ 1,430,000
Held to maturity	31,037,532	16,480	(21,722)	31,032,290
Sales:				
Held for sale	0	0	0	0
Held to maturity	0	0	0	0
Total	$ 32,467,532	$ 16,480	$ (21,722)	$ 32,462,290

C. INVESTMENTS ON DEPOSIT - At December 31, 2001, investments carried at approximately $12,657,000 were on deposit with various state insurance departments.

5. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The financial statements include various estimated fair value information at December 31, 2001 and 2000, as required by Statement of Financial Accounting Standards 107, Disclosure about Fair Value of Financial Instruments ("SFAS 107"). Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in that Statement and does not purport to represent the aggregate net fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument required to be valued by SFAS 107 for which it is practicable to estimate that value:

(a) Cash and Cash equivalents

The carrying amount in the financial statements approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

(b) Fixed maturities and investments held for sale

Quoted market prices, if available, are used to determine the fair value. If quoted market prices are not available, management estimates the fair value based on the quoted market price of a financial instrument with similar characteristics.

(c) Mortgage loans on real estate

The fair values of mortgage loans are estimated using discounted cash flow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings.

(d) Investment real estate and real estate acquired in satisfaction of debt

An estimate of fair value is based on management's review of the individual real estate holdings. Management utilizes sales of surrounding properties, current market conditions and geographic considerations. Management conservatively estimates the fair value of the portfolio is equal to the carrying value.

(e) Policy loans

It is not practicable to estimate the fair value of policy loans as they have no stated maturity and their rates are set at a fixed spread to related policy liability rates. Policy loans are carried at the aggregate unpaid principal balances in the consolidated balance sheets, and earn interest at rates ranging from 4% to 8%. Individual policy liabilities in all cases equal or exceed outstanding policy loan balances.

(f) Short-term investments

For short-term instruments, the carrying amount is a reasonable estimate of fair value. Short-term instruments represent collateral loans and certificates of deposit with various banks that are protected under FDIC.

(g) Notes payable

For borrowings subject to floating rates of interest, carrying value is a reasonable estimate of fair value. For fixed rate borrowings fair value was determined based on the borrowing rates currently available to the Company for loans with similar terms and average maturities.

The estimated fair values of the Company's financial instruments required to be valued by SFAS 107 are as follows as of December 31:

	2001		2000	
Assets	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Fixed maturities	$ 75,005,395	$ 77,725,410	$ 121,922,963	$ 122,623,563
Fixed maturities held for sale	98,628,440	98,628,440	43,128,280	43,128,280
Equity securities	3,852,716	3,852,716	5,129,571	5,129,571
Mortgage loans on real estate	23,386,895	23,360,333	32,896,671	32,841,254
Investment in real estate	18,226,451	18,226,451	13,296,245	13,296,245
Policy loans	13,608,456	13,608,456	14,090,900	14,090,900
Short-term investments	581,382	581,382	1,686,397	1,686,397
Liabilities				
Notes payable	4,400,670	4,696,612	1,817,169	1,594,016

6. STATUTORY EQUITY AND INCOME FROM OPERATIONS

The Company's insurance subsidiaries are domiciled in Ohio, Illinois and West Virginia and prepare their statutory-based financial statements in accordance with accounting practices prescribed or permitted by the respective insurance department. These principles differ significantly from accounting principles generally accepted in the United States of America. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within a state, and may change in the future. The NAIC recently completed the process of codifying statutory accounting practices, the result of which is to constitute the only source of "prescribed" statutory accounting practices. The new rules promulgated by the codifying of statutory accounting practices became effective January 1, 2001. Accordingly, these uniform rules change prescribed statutory accounting practices and result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. Implementation of the codification rules did not have a material financial impact on the financial condition of the Company's life insurance subsidiaries. UG's total statutory shareholders' equity was $16,105,265 and $14,288,015 at December 31, 2001 and 2000, respectively. The Company's life insurance subsidiaries reported combined statutory operating income before taxes (exclusive of intercompany dividends) of approximately $2,913,000, $2,091,000 and $3,843,000 for 2001, 2000 and 1999, respectively.

7. REINSURANCE

As is customary in the insurance industry, the insurance affiliates cede insurance to, and assume insurance from, other insurance companies under reinsurance agreements. Reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk. The ceding insurance company remains primarily liable with respect to ceded insurance should any reinsurer be unable to meet the obligations assumed by it. However, it is the practice of insurers to reduce their exposure to loss to the extent that they have been reinsured with other insurance companies. The Company sets a limit on the amount of insurance retained on the life of any one person. The Company will not retain more than $125,000, including accidental death benefits, on any one life. At December 31, 2001, the Company had gross insurance in force of $2.630 billion of which approximately $654 million was ceded to reinsurers.

The Company's reinsured business is ceded to numerous reinsurers. The Company believes the assuming companies are able to honor all contractual commitments, based on the Company's periodic reviews of their financial statements, insurance industry reports and reports filed with state insurance departments.

Currently, the Company is utilizing reinsurance agreements with Business Mens' Assurance Company, ("BMA") and Life Reassurance Corporation of America, ("LIFE RE"). Recently, Swiss Re Life and Health America Incorporated merged into LIFE RE and the merged entity was renamed Swiss Re Life and Health America Incorporated ("SWISS RE"). BMA and SWISS RE currenty hold an "A" (Excellent), and "A++" (Superior) rating, respectively, from A.M. Best, an industry rating company. The reinsurance agreements were effective December 1, 1993, and cover all new business of the Company. The agreements are a yearly renewable term ("YRT") treaty where the Company cedes amounts above its retention limit of $100,000 with a minimum cession of $25,000.

UG entered a coinsurance agreement with Park Avenue Life Insurance Company ("PALIC") as of September 30, 1996. Under the terms of the agreement, UG ceded to PALIC substantially all of its paid-up life insurance policies. Paid-up life insurance generally refers to non-premium paying life insurance policies. PALIC and its ultimate parent The Guardian Life Insurance Company of America ("Guardian"), currently hold an "A" (Excellent), and "A+" (Superior) rating, respectively, from A.M. Best, an industry rating company. The agreement with PALIC accounts for approximately 66% of the reinsurance receivables, as of December 31, 2001.

On September 30, 1998, UG entered into a coinsurance agreement with The Independent Order of Vikings, an Illinois fraternal organization ("IOV"). Under the terms of the agreement, UG agreed to assume on a coinsurance basis, 25% of the reserves and liabilities arising from all inforce insurance contracts issued by the IOV to its members. At December 31, 2001, the IOV insurance inforce was approximately $1,696,000, with reserves being held on that amount of approximately $403,500.

On June 1, 2000, UG assumed an already existing coinsurance agreement, dated January 1, 1992, between Lancaster Life Reinsurance Company, an Arizona corporation ("LLRC") and Investors Heritage Life Insurance Company, a corporation organized under the laws of the Commonwealth of Kentucky ("IHL"). Under the terms of the agreement, LLRC agreed to assume from IHL a 90% quota share of new issues of credit life and accident and health policies that have been written on or after January 1, 1992 through various branches of the First Southern National Bank. The maximum amount of credit life insurance that can be assumed on any one individual's life is $15,000. UG assumed all the rights and obligations formerly held by LLRC as the reinsurer in the agreement. LLRC liquidated its charter immediately following the transfer. At December 31, 2001, IHL has insurance inforce of approximately $4,148,000.

The Company does not have any short-duration reinsurance contracts. The effect of the Company's long-duration reinsurance contracts on premiums earned in 2001, 2000 and 1999 was as follows:

	Shown in thousands		
	2001 Premiums Earned	2000 Premiums Earned	1999 Premiums Earned
Direct	$ 20,333	$ 22,970	$ 25,539
Assumed	111	76	20
Ceded	(3,172)	(3,556)	(3,978)
Net premiums	$ 17,272	$ 19,490	$ 21,581

8. COMMITMENTS AND CONTINGENCIES

The insurance industry has experienced a number of civil jury verdicts which have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances.

Under the insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. Mandatory assessments may be partially recovered through a reduction in future premium tax in some states. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements.

The State of Florida began an investigation of industrial life insurance policies in the fall of 1999 regarding policies with race-based premiums. This investigation has quickly spread to other states and to other types of small face amount policies and was expanded to consider the fairness of premiums for all small policies including policies which did not have race-based premiums. The NAIC historically has defined a "small face amount policy" as one with a face amount of $15,000 or less. Under current reviews, some states have increased this amount to policies of $25,000 or less. These states are attempting to force insurers to refund "excess premiums" to insureds or beneficiaries of insureds based on the recent American General settlement. The Company's insurance subsidiaries have no race-based premium products, but do have policies with face amounts under the above-scrutinized limitations. The outcome of this issue could be dramatic on the insurance industry as a whole as well as the Company itself. The Company will continue to monitor developments regarding this matter to determine to what extent, if any, the Company may be exposed.

On November 20, 1998, FSF and affiliates acquired 929,904 shares of common stock of UTG from UTG and certain UTG shareholders. As consideration for the shares, FSF paid UTG $10,999,995 and certain shareholders of UTG $999,990 in cash. Included in the stock acquisition agreement is an earnings covenant whereby UTG warrants UTG and its subsidiaries and affiliates will have future earnings of at least $30,000,000 for a five-year period beginning January 1, 1998. Such earnings are computed based on statutory results excluding inter-company activities such as inter-company dividends plus realized and unrealized gains and losses on real estate, mortgage loans and unaffiliated common stocks. At the end of the covenant period, an adjustment is to be made equal to the difference between the then market value and statutory carrying value of real estate still owned that existed at the beginning of the covenant period. Should UTG not meet the covenant requirements, any shortfall will first be reduced by the actual average tax rate for UTG for the period, then will be further reduced by one-half of the percentage, if any, representing UTG's ownership percentage of the insurance company subsidiaries. This result will then be reduced by $250,000. The remaining amount will be paid by UTG in the form of UTG common stock valued at $15.00 per share with a maximum number of shares to be issued of 500,000. However, there shall be no limit to the number of shares transferred to the extent that there are legal fees, settlements, damage payments or other losses as a result of certain legal action taken. The price and number of shares shall be adjusted for any applicable stock splits, stock dividends or other recapitalizations. At December 31, 2001, the Company had total earnings of $14,505,204 applicable to this covenant. With one year remaining on the covenant, it appears highly unlikely UTG will meet the earnings requirements, resulting in UTG being required to issue additional shares to FSF or its assigns. Combining current results with management's expectation for 2002, it appears at this time UTG will be required to issue 500,000 shares at December 31, 2002 to satisfy this covenant.

David A. Morlan, individually and on behalf of all others similarly situated v. Universal Guaranty Life Ins., United Trust Assurance Co., United Security Assurance Co., United Trust Group, Inc. and First Commonwealth Corporation, (U.S. Court of Appeals for the Seventh Circuit, Appeal No. 01-3795)

On April 26, 1999, the above lawsuit was filed by David Morlan and Louis Black in the Southern District of Illinois against Universal Guaranty Life Insurance Company ("UG") and United Trust Assurance Company ("UTAC") (merged into UG in 1992). After the lawsuit was filed, the plaintiffs, who were former insurance salesmen, amended their complaint, dropped Louis Black as a plaintiff, and added United Security Assurance Company ("USAC"), UTG and FCC as defendants. The plaintiffs are alleging that they were employees of UG, UTAC or USAC rather than independent contractors. The plaintiffs are seeking class action status and have asked to recover various employee benefits, costs and attorneys' fees, as well as monetary damages based on the defendants' alleged failure to withhold certain taxes.

On September 18, 2001, the case was dismissed without prejudice because Morlan lacked standing to pursue the claims against defendants. The plaintiffs have appealed the dismissal of the case to the United States Court of Appeals for the Seventh Circuit.

In addition to the appeal, a second action was filed entitled; Julie Barrette Ahrens, David Dzuiban, William Milam, David Schneiderman, individually and on behalf of all others similarly situated vs Universal Guaranty Life, United Trust Assurance Company, United Security Assurance Company. United States District Court for the Southern District of Illinois. Case No: 01-4314-JPG.

The Company continues to believe that it has meritorious grounds to defend both the original and related lawsuit, and it intends to defend the cases vigorously. The Company believes that the defense and ultimate resolution of the lawsuit should not have a material adverse effect upon the business, results of operations or financial condition of the Company. Nevertheless, if the lawsuit were to be successful, it is likely that such resolution would have a material adverse effect on the Company's business, results of operations and financial condition. At December 31, 2001, the Company maintains a liability of $300,000 to cover estimated legal costs associated with the defense of this matter.

9. RELATED PARTY TRANSACTIONS

At a December 17, 2001 joint meeting of the board of directors of UTG, FCC and their insurance subsidiaries, the boards of directors of the insurance subsidiaries discussed and decided to further explore and pursue a possible sale of the insurance charters of each of APPL and ABE. In the alternative to a sale of the APPL charter, the boards also discussed and decided to further explore a possible merger of APPL into UG. Regardless of whether a merger is ultimately pursued or the charters of each subsidiary are sold, UG would likely assume and reinsure the existing insurance policies of those subsidiaries in any such transaction.

During the fourth quarter of 2001, UG purchased real estate from an outside third party through the formation of an LLC in which UG is a two-thirds owner. The other one-third partner is Millard V. Oakley, who is a Director of both UTG and FCC. Hampshire Plaza, LLC consists of a twenty story, 254,000 square foot office tower, an attached 72,000 square foot retail plaza, and an attached parking garage with approximately 350 parking spaces located in Manchester, New Hampshire for $6,333,336. At December 31, 2001, the property was carried at $6,491,734.

On November 15, 2001, UTG was extended a $3,300,000 line of credit from the First National Bank of the Cumberlands located in Livingston, Tennessee. The First National Bank of the Cumberlands is owned by Millard V. Oakley, who is a Director of both UTG and FCC. The line of credit will expire one year from the date of issue, and all funds advanced under this line of credit are to be used for the repurchase of stock. The interest rate provided for in the agreement is variable and indexed to be the lowest of the U.S. prime rates as published in the money section of the Wall Street Journal, with any interest rate adjustments to be made monthly. To date, the Company has no borrowings or obligations attributable to this line of credit.

On October 26, 2001, APPL effected a reverse stock split, as a result of which (i) it became a wholly-owned subsidiary of UG, and an indirect wholly-owned subsidiary of FCC and UTG, and (ii) its minority shareholders received an aggregate of $1,055,294.50 in respect of their shares. Prior to the reverse stock split, UG owned 88% of the outstanding shares of APPL.

On September 4, 2001, FSF and FSBI (and their principals) restructured the manner in which they hold shares of UTG by forming a new limited liability company under Kentucky law, First Southern Holdings, LLC ("FSH"). FSBI contributed to FSH shares of UTG common stock held by it and cash in exchange for a 99% membership interest in FSH. FSF contributed to FSH shares of UTG common stock held by it, subject to notes payable which were assumed by FSH in exchange for a 1% membership interest in FSH.

On April 12, 2001, UTG completed the purchase of 22,500 shares of UTG common stock and 544 shares of FCC common stock from James E. Melville and family pursuant to the Melville Purchase Agreement in exchange for five year promissory notes of UTG in the aggregate principal amount of $288,800. On April 12, 2001, UTG also completed the purchase from another family member of Mr. Melville of an additional 100 shares of UTG for a total cash payment of $800. The purchase for cash by UTG of an additional 39 shares of FCC common stock owned by Mr. Melville at a purchase price of $200.00 per share was consummated on June 27, 2001. Mr. Melville was a former director of UTG, FCC and the three insurance subsidiaries of UTG; he resigned from those boards on February 13, 2001.

On April 12, 2001, UTG also completed the purchase of 559,440 shares of UTG common stock from Larry E. Ryherd and family pursuant to the Ryherd Purchase Agreement for cash payments totaling $948,026 and a five year promissory note of UTG in the principal amount of $3,527,494. The purchase by UTG of the remaining 3,775 shares of UTG common stock to be purchased for cash at $8.00 per share pursuant to the Ryherd Purchase Agreement along with an additional 570 shares from certain parties to the Ryherd Purchase Agreement was completed on June 20, 2001. The promissory notes of UTG received by certain of the sellers pursuant to the Melville Purchase Agreement and the Ryherd Purchase Agreement bear interest at a rate of 7% per annum (paid quarterly) with payments of principal to made in five equal annual installments, the first such payment of principal to be due on the first anniversary of the closing.

On April 12, 2001, UTG also purchased in a separate transaction 10,891 shares of UTG common stock from Robert E. Cook at a price of $8.00 per share. At the closing, Mr. Cook received $17,426 in cash and a five year promissory note of UTG (substantially similar to the promissory notes issued pursuant to the Melville and Ryherd Purchase Agreements described above) in the principal amount of $69,702. Mr. Cook was a director of UTG and FCC who resigned his position on January 8, 2001. Mr. Cook proposed the stock purchase to Jesse T. Correll who agreed to purchase Mr. Cook's stock on substantially the same terms as the purchases of the stock held by Messrs. Melville and Ryherd as described above.

On December 31, 1999, UTG and Jesse T. Correll entered a transaction whereby Mr. Correll, in combination with other individuals, made an equity investment in UTG. Under the terms of the Stock Acquisition Agreement, the Correll group contributed their 100% ownership of North Plaza of Somerset, Inc. to UTG in exchange for 681,818 authorized but unissued shares of UTG common stock. The Board of Directors of UTG approved the transaction at their regular quarterly board meeting held on December 7, 1999. North Plaza of Somerset, Inc. owns for investment purposes, a shopping center in Somerset, Kentucky, approximately 12,000 acres of timberland in Kentucky, and a 50% partnership interest in an additional 11,000 acres of Kentucky timberland. North Plaza has no debt. The net assets were valued at $7,500,000, which equates to $11.00 per share for the new shares of UTG that were issued in the transaction.

Mr. Correll is Chairman of the Board of Directors of UTG and currently UTG's largest shareholder through his ownership control of FSF, FSBI and affiliates. Mr. Correll is the majority shareholder of FSF and FSBI, a bank holding company that operates out of 14 locations in central Kentucky. At December 31, 2001, Mr. Correll owns or controls directly and indirectly approximately 60% of UTG.

Following necessary regulatory approval, on December 29, 1999, UG was the survivor to a merger with its 100% owned subsidiary, USA. The merger was completed as a part of management's efforts to reduce costs and simplify the corporate structure.

On July 26, 1999, the shareholders of UTG and UII approved a merger transaction of the two companies. Prior to the merger, UTG owned 53% of UTGL99 (refers to the former United Trust Group, Inc., which was formed in February of 1992 and liquidated in July of 1999) an insurance holding company, and UII owned 47% of UTGL99. Additionally, UTG held an equity investment in UII. At the time the decision to merge was made, neither UTG nor UII had any other significant holdings or business dealings. The Board of Directors of each company thus concluded a merger of the two companies would be in the best interests of the shareholders by creating a larger more viable life insurance holding group with lower administrative costs, a simplified corporate structure, and more readily marketable securities. Following the merger approval, UTG issued 817,517 shares of its authorized but unissued common stock to former UII shareholders, net of any dissenter shareholders in the merger. Immediately following the merger, UTGL99, which was then 100% owned by UTG, was liquidated and UTG changed its name to United Trust Group, Inc. ("UTG").

Under the current structure, FCC pays a majority of the general operating expenses of the affiliated group. FCC then receives management, service fees and reimbursements from the various affiliates.

United Income, Inc. ("UII") had a service agreement with United Security Assurance Company ("USA"). The agreement was originally established upon the formation of USA which was a 100% owned subsidiary of UII. Changes in the affiliate structure have resulted in USA no longer being a direct subsidiary of UII, though still a member of the same affiliated group. The original service agreement remained in place without modification. USA paid UII monthly fees equal to 22% of the amount of collected first year premiums, 20% in second year and 6% of the renewal premiums in years three and after. UII had a subcontract agreement with UTG to perform services and provide personnel and facilities. The services included in the agreement were claim processing, underwriting, processing and servicing of policies, accounting services, agency services, data processing and all other expenses necessary to carry on the business of a life insurance company. UII's subcontract agreement with UTG states that UII pay UTG monthly fees equal to 60% of collected service fees from USA as stated above. The service fees received from UII were recorded in UTG's financial statements as other income. With the merger of UII into UTG in July 1999, the sub-contract agreement ended and UTG assumed the direct contract with USA. This agreement was terminated upon the merger of USA into UG in December 1999.

USA paid $677,807 under their agreement with UII for 1999. UII paid $223,753 under their agreement with UTG for 1999. Additionally, UII paid FCC $30,000 in 1999 for reimbursement of costs attributed to UII. These reimbursements are reflected as a credit to general expenses.

UTG paid FCC $550,000, $750,000 and $600,000 in 2001, 2000 and 1999, respectively for reimbursement of costs attributed to UTG.

On January 1, 1993, FCC entered an agreement with UG pursuant to which FCC provides management services necessary for UG to carry on its business. UG paid $6,156,903, $6,061,515 and $6,251,340 to FCC in 2001, 2000 and 1999, respectively.

ABE pays fees to FCC pursuant to a cost sharing and management fee agreement. FCC provides management services for ABE to carry on its business. The agreement requires ABE to pay a percentage of the actual expenses incurred by FCC based on certain activity indicators of ABE business to the business of all the insurance company subsidiaries plus a management fee based on a percentage of the actual expenses allocated to ABE. ABE paid fees of $332,673, $371,211 and $392,005 in 2001, 2000 and 1999, respectively under this agreement.

APPL has a management fee agreement with FCC whereby FCC provides certain administrative duties, primarily data processing and investment advice. APPL paid fees of $444,000, $444,000 and $300,000 in 2001, 2000 and 1999, respectively under this agreement.

Respective domiciliary insurance departments have approved the agreements of the insurance companies and it is Management's opinion that where applicable, costs have been allocated fairly and such allocations are based upon accounting principles generally accepted in the United States of America.

Since the Company's affiliation with FSF, UG has acquired mortgage loans through participation agreements with FSNB. FSNB services the loans covered by these participation agreements. UG pays a .25% servicing fee on these loans and a one-time fee at loan origination of .50% of the original loan amount to cover costs incurred by FSNB relating to the processing and establishment of the loan. UG paid $79,730, $34,721 and $11,578 in servicing fees and $22,626, $91,392 and $0 in origination fees to FSNB during 2001, 2000 and 1999, respectively.

The Company reimbursed expenses incurred by Mr. Correll and Mr. Attkisson relating to travel and other costs incurred on behalf of or relating to the Company. The Company paid $145,407, $96,599 and $39,336 in 2001, 2000 and 1999,respectively to First Southern Bancorp, Inc. in reimbursement of such costs. In addition, beginning in 2001, the Company began reimbursing FSBI a portion of salaries for Mr. Correll and Mr. Attkisson. The reimbursement was approved by the UTG board of directors and totaled $128,411 in 2001 which included salaries and other benefits.

10. CAPITAL STOCK TRANSACTIONS

A. STOCK REPURCHASE PROGRAM

On June 5, 2001, the board of directors of UTG authorized the repurchase from time to time in the open market or in privately negotiated transactions of up to $1 million of UTG's common stock. Repurchased shares will be available for future issuance for general corporate purposes. Through February 28, 2002, UTG has spent $353,455 in the acquisition of 50,795 shares under this program.

B. STOCK REPURCHASES

In April 2001, UTG completed the purchase of 22,500 shares of UTG common stock and 544 shares of First Commonwealth Corporation common stock from James E. Melville and family pursuant to the Melville Purchase Agreement in exchange for five year promissory notes of UTG in the aggregate principal amount of $288,800. Also, in April 2001, UTG completed the purchase of 559,440 shares of UTG common stock from Larry E. Ryherd and family pursuant to the Ryherd Purchase Agreement in exchange for cash and a five-year promissory note of UTG in the principal amount of $3,527,494.

In April 2001, UTG also purchased in a separate transaction 10,891 shares of UTG common stock from Robert E. Cook, a former director, for cash and a five-year promissory note of UTG in the principal amount of $69,702.

C. SHARES ACQUIRED BY FSF AND AFFILIATES WITH OPTIONS GRANTED

On November 20, 1998, First Southern Funding LLC, a Kentucky corporation, ("FSF") and affiliates acquired 929,904 shares of common stock of UTG from UTG and certain UTG shareholders. As consideration for the shares, FSF paid UTG $10,999,995 and certain shareholders of UTG $999,990 in cash.

Included in the stock acquisition agreement is an earnings covenant whereby UTG warrants UTG and its subsidiaries and affiliates will have future earnings of at least $30,000,000 for a five-year period beginning January 1, 1998. Such earnings are computed based on statutory results excluding inter-company activities such as inter-company dividends plus realized and unrealized gains and losses on real estate, mortgage loans and unaffiliated common stocks. At the end of the covenant period, an adjustment is to be made equal to the difference between the then market value and statutory carrying value of real estate still owned that existed at the beginning of the covenant period. Should UTG not meet the covenant requirements, any shortfall will first be reduced by the actual average tax rate for UTG for the period, then will be further reduced by one-half of the percentage, if any, representing UTG's ownership percentage of the insurance company subsidiaries. This result will then be reduced by $250,000. The remaining amount will be paid by UTG in the form of UTG common stock valued at $15.00 per share with a maximum number of shares to be issued of 500,000. However, there shall be no limit to the number of shares transferred to the extent that there are legal fees, settlements, damage payments or other losses as a result of certain legal action taken. The price and number of shares shall be adjusted for any applicable stock splits, stock dividends or other recapitalizations. At December 31, 2001, the Company had total earnings of $14,505,204 applicable to this covenant.

At the time of the stock acquisition above, UTG also granted, for nominal consideration, an irrevocable, exclusive option to FSF to purchase up to 1,450,000 shares of UTG common stock for a purchase price in cash equal to $15.00 per share, with such option to expire on July 1, 2001. UTG had a market price per share of $9.50 at the date of grant of the option. The option shares under this option are to be reduced by two shares for each share of UTG common stock that FSF or its affiliates purchases from UTG shareholders in private or public transactions after the execution of the option agreement. The option is additionally limited to a maximum when combined with shares owned by FSF of 51% of the issued and outstanding shares of UTG after giving effect to any shares subject to the option. The option expired unexercised on July 1, 2001.

As of December 31, 2001, no options were exercised and all options have been forfeited.

	2001		2000		1999	
	SHARES	EXERCISE PRICE	SHARES	EXERCISE PRICE	SHARES	EXERCISE PRICE
Outstanding at beginning of Period	19,108	$15.00	166,104	$15.00	1,450,000	$15.00
Granted	0	0.00	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00
Forfeited	19,108	15.00	146,996	15.00	1,283,896	15.00
Outstanding at end of period	0	$15.00	19,108	$15.00	166,104	$15.00

D. EARNINGS PER SHARE CALCULATIONS

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations as presented on the income statement.

	For the year ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ 2,439,573	3,733,432	$ 0.65
Effect of Dilutive Securities			
Convertible notes	0	0	
Options	0	0	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 2,439,573	3,733,432	$ 0.65

	For the year ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ (696,426)	4,056,439	$ (0.17)
Effect of Dilutive Securities			
Convertible notes	0	0	
Options	0	0	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ (696,426)	4,056,439	$ (0.17)

	For the year ended December 31, 1999		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ 1,075,909	2,839,703	$ 0.38
Effect of Dilutive Securities			
Convertible notes	0	0	
Options	0	231	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 1,075,909	2,839,934	$ 0.38

UTG had no stock options outstanding for the year ending December 31, 2001. As such, the computation of diluted earnings per share is the same as basic earnings per share for the year ending December 31, 2001. In accordance with Statement of Financial Accounting Standards No. 128, the computation of diluted earnings per share is the same as basic earnings per share for the year ending December 31, 2000, since the Company had a loss from continuing operation for the year presented, and any assumed conversion, exercise, or contingent issuance of securities would have an antidilutive effect on earnings per share. There were no outstanding dilutive instruments during the aforementioned periods.

UTG had stock options outstanding at year end 1999 for 451 shares of common stock at $13.07 per share, 105,000 shares of common stock at $17.50 per share that were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares for each respective year presented. UTG had stock options for 231 shares of common stock at $.047 per share, which were included in the calculation of diluted earnings per share for UTG for the year ended December 31, 1999, since they were assumed by UTG in the 1999 merger of UII into UTG. The stock options outstanding for 451 shares, 105,000 shares, and 231 shares all expired during 2000, ending these stock option plans.

On July 31, 1997, UTG issued convertible notes for cash in the amount of $2,560,000 to seven individuals, all officers or employees of UTG. During the first three years the notes could be converted into 204,800 shares of common stock at $12.50 per share. The potential conversion of the notes was not included in the computation of diluted EPS for the years ended December 31, 1998 and 1997, respectively, because the exercise price was greater than the average market price of the common shares. In 1999, FSBI acquired all the outstanding UTG convertible notes from the original holders. Pursuant to an agreement, FSBI converted the notes to 204,800 shares of UTG common stock on July 31, 2000.

UTG had granted stock options to FSF of 1,450,000 shares of UTG which were outstanding as of year end 1998. The option shares under this option are to be reduced by two shares for each share of UTG common stock that FSF or its affiliates purchases from UTG shareholders in private or public transactions after the execution of the option agreement. The option is additionally limited to a maximum when combined with shares owned by FSF of 51% of the issued and outstanding shares of UTG after giving effect to any shares subject to the option. Due to the passage of time and the 51% limitation, all remaining stock options of 19,108 at $15.00 per share expired on July 1, 2001. No options were exercised during 2001. These options were not included in the computation of diluted EPS because the exercised price was greater than the average market price of the common shares for each respective year.

11. NOTES PAYABLE

At December 31, 2001 and 2000, the Company had $4,400,670 and $1,817,169 in long-term debt outstanding, respectively. The debt is comprised of the following components:

	2001	2000
Subordinated 20 yr. Notes	$ 514,674	$ 1,817,169
Other notes payable	3,885,996	0
	$ 4,400,670	$ 1,817,169

A. Subordinated debt

The subordinated debt was incurred June 16, 1992 as a part of the acquisition of the now dissolved Commonwealth Industries Corporation, (CIC). On October 22, 2001, UTG paid $1,302,495 of the outstanding principal of the subordinated 20 year notes, and amended the interest rate on the outstanding principal balance of the remaining notes from an 8.5% fixed rate, to a 1% under prime variable rate, with interest to begin accruing at the effective time of the amendments. Prior to these amendments, the 20-year notes accrued interest at the rate of 8 1/2% per annum. At 12/31/01 the 1% under prime variable rate was 3.75%. A lump sum principal payment on the balance of the notes remains due June 16, 2012.

B. Other notes payable

The other notes payable were incurred to facilitate the repurchase of stock in April 2001. These notes bear interest at the rate of 7% per annum (paid quarterly) with payments of principal to be made in five equal annual installments, the first such payment of principal to be due on April 12, 2002.

The collective scheduled principal reductions on these notes for the next five years is as follows:

Year	Amount
2002	$ 777,199
2003	777,199
2004	777,199
2005	777,199
2006	777,200

C. Line of Credit

On November 15, 2001, UTG was extended a $3,300,000 line of credit from the First National Bank of the Cumberlands located in Livingston, Tennessee. The First National Bank of the Cumberlands is owned by Millard V. Oakley, who is a Director of both UTG and FCC. The line of credit will expire one year from the date of issue, and all funds advanced under this line of credit are to be used for the repurchase of stock. The interest rate provided for in the agreement is variable and indexed to be the lowest of the U.S. prime rates as published in the money section of the Wall Street Journal, with any interest rate adjustments to be made monthly. To date, the Company has no borrowings or obligations attributable to this line of credit.

12. OTHER CASH FLOW DISCLOSURES

On a cash basis, the Company paid $333,365, $373,988, and $643,429 in interest expense for the years 2001, 2000 and 1999, respectively. The Company paid $92,006, $(173,500) and $557,812 in federal income tax for 2001, 2000 and 1999, respectively.

In April 2001, the Company issued $3,885,996 in new debt in exchange for the acquisition of UTG and FCC common stock from two former officers and directors of the Company and their respective families.

On July 31, 2000, First Southern Bancorp, Inc., pursuant to the terms of a previous agreement, converted the $2,560,000 of convertible debt it held of United Trust Group, Inc. into 204,800 shares of common stock of UTG.

On December 31, 1999, UTG issued 681,818 shares of authorized but unissued common stock to acquire 100% ownership of North Plaza of Somerset, Inc. ("North Plaza"). North Plaza owns for investment purposes, a shopping center in Somerset, Kentucky, approximately 12,000 acres of timberland in Kentucky, and a 50% partnership interest in an additional 11,000 acres of Kentucky timberland. North Plaza has no debt. The net assets have been valued at $7,500,000, which equates to $11.00 per share for the new shares issued.

On July 26, 1999, UII was merged into UTG. UTG issued 817,517 shares of its authorized but unissued common stock to former UII shareholders in the merger. The shares issued were valued at $10,451,455. At the date of the merger, UII had cash balances of $607,508 that were transferred to UTG.

13. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in financial institutions that at times may exceed federally insured limits. The Company maintains its primary operating cash accounts with First Southern National Bank, an affiliate of the largest shareholder of UTG. In aggregate at December 31, 2001 these accounts hold approximately $4,550,000 for which there are no pledges or guarantees outside FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

14. NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") has issued Statement No. 141, *Business Combinations,* Statement No. 142, *Goodwill and Other Intangible Assets,* Statement No. 143, *Accounting for Asset Retirement Obligations,* and Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

Statement 141 improves the transparency of accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method – the purchase method. Use of the pooling-of-interests method is no longer permitted. Statement 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. The adoption of Statement 141 did not affect the Company's financial position or results of operations, since the Company has had no such business combinations during the reporting period.

Statement 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This change provides investors with greater transparency regarding the economic value of goodwill and its impact on earnings. The amortization of goodwill ceased for the Company upon the adoption of the statement at January 1, 2002. The adoption of Statement 142 will result in an expense reduction of approximately $90,000 per year, subject to any impairment write-down that might arise from a management review.

Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of Statement 143 will not affect the Company's financial position or results of operations, since the Company has no such asset retirement obligations.

Statement 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. In addition, this statement requires entities to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows, and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. This statement removes any previous requirements to allocate goodwill to long-lived assets to be tested for impairment, and it further prescribes a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of Statement 144 will not affect the Company's financial position or results of operations, since the Company has no such disposals or impairments to long-lived assets.

15. PROPOSED MERGER

On June 5, 2001, UTG and FCC jointly announced their respective Boards of Directors approved a definitive agreement whereby UTG would acquire the remaining common shares (approximately 18%) of FCC which UTG does not currently own. Under the terms of the agreement, FCC will be merged with and into UTG, with UTG continuing as the surviving entity in the merger.

Pursuant to the merger agreement, UTG will pay $250 in cash for each share of FCC common stock not held by United Trust Group. The transaction is subject to various conditions precedent set forth in the merger agreement, including the approval of the transaction by the shareholders of FCC. FCC plans to submit the transaction to the vote of the FCC shareholders to be held at a special meeting to be called for that purpose. Shareholders of FCC are urged to read the Proxy Statement when it becomes available.

16. REVERSE STOCK SPLIT OF APPALACHIAN LIFE INSURANCE COMPANY

On June 5, 2001, the board of directors of APPL, a West Virginia corporation and then 88% owned indirect subsidiary of FCC, approved, subject to shareholder and any required regulatory approvals, a reverse split of the common stock of APPL. Under the terms of the reverse stock split, any shareholder of APPL who owns less than 118,700 shares prior to the effective time of the reverse split would receive a cash payment based upon $6.50 per share (pre-reverse stock split) of APPL, and APPL would become a wholly owned subsidiary of UG, a wholly owned subsidiary of FCC.

The reverse stock split was effected on October 26, 2001. At that time, APPL became a wholly owned subsidiary of UG, a wholly owned subsidiary of FCC.

17. COMPREHENSIVE INCOME

2001	Before-Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Unrealized holding gains during Period	$ 1,222,583	$ (427,904)	$ 794,679
Less: reclassification adjustment For gains realized in net income	(340,341)	119,119	(221,222)
Net unrealized gains	882,242	(308,785)	573,457
Other comprehensive income	$ 882,242	$ (308,785)	$ 573,457

2000	Before-Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Unrealized holding gains during Period	$ 1,513,673	$ 0	$ 1,513,673
Less: reclassification adjustment for gains realized in net income	(39,486)	0	(39,486)
Net unrealized gains	1,474,187	0	1,474,187
Other comprehensive income	$ 1,474,187	$ 0	$ 1,474,187

1999	Before-Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Unrealized holding losses during Period	$ (862,048)	$ 0	$ (862,048)
Less: reclassification adjustment for losses realized in net income	0	0	0
Net unrealized losses	(862,048)	0	(862,048)
Other comprehensive deficit	$ (862,048)	$ 0	$ (862,048)

In 1999 and 2000 the Company's deferred tax asset was carried at zero net of allowances. In 2001, the Company established a deferred tax liability of $385,432 for the unrealized gain based on the applicable United States statutory rate of 35%.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2001			
	1st	2nd	3rd	4th
Premiums and policy fees, net	$ 4,554,451	$ 4,768,808	$ 4,137,361	$ 3,811,796
Net investment income	4,014,425	3,931,677	3,557,702	3,563,255
Total revenues	8,428,235	9,005,351	7,963,274	7,968,472
Policy benefits including dividends	4,937,725	5,193,310	4,586,257	4,807,794
Commissions and amortization of DAC and COI	929,415	621,810	511,470	773,199
Operating expenses	1,514,115	1,768,758	1,573,817	1,629,001
Operating income (loss)	1,008,366	1,323,667	1,183,712	676,417
Net income (loss)	343,858	975,292	645,873	474,550
Basic earnings (loss) per share	0.08	0.27	0.18	0.13
Diluted earnings (loss) per share	0.08	0.27	0.18	0.13

	2000			
	1st	2nd	3rd	4th
Premiums and policy fees, net	$ 5,337,148	$ 5,201,585	$ 4,470,307	$ 4,480,646
Net investment income	4,252,494	4,009,489	3,927,944	3,895,906
Total revenues	9,933,932	9,348,373	8,471,566	7,993,252
Policy benefits including dividends	6,119,515	5,502,941	5,128,773	5,528,128
Commissions and amortization of DAC and COI	1,097,759	804,071	775,825	1,004,470
Operating expenses	2,827,918	1,732,641	2,095,530	3,459,697
Operating income (loss)	(244,223)	1,166,057	408,328	(2,037,231)
Net income (loss)	(47,394)	686,907	163,169	(1,499,108)
Basic earnings (loss) per share	(0.01)	0.17	0.04	(0.39)
Diluted earnings (loss) per share	(0.01)	0.17	0.04	(0.39)

	1999			
	1st	2nd	3rd	4th
Premiums and policy fees, net	$ 6,007,511	$ 5,705,270	$ 5,337,120	$ 4,531,242
Net investment income	3,640,387	3,603,212	3,628,538	3,657,400
Total revenues	9,835,111	9,136,482	8,964,360	8,121,158
Policy benefits including Dividends	6,115,079	5,569,046	4,864,370	4,740,390
Commissions and amortization of DAC and COI	1,366,288	1,131,407	1,070,869	1,173,088
Operating expenses	2,080,905	1,882,088	1,678,571	1,891,810
Operating income (loss)	74,962	392,486	1,198,404	189,701
Net income (loss)	132,461	123,481	883,271	(63,304)
Basic earnings (loss) per share	0.05	0.05	0.29	(0.01)
Diluted earnings (loss) per share	0.07	0.07	0.29	(0.00)

BOARD OF DIRECTORS

John S. Albin
Banking Executive

Randall L. Attkisson
CFO, Treasurer and Director of First Southern Bancorp, Inc.

John W. Collins
Consultant and Past President of Collins-Winston Group

Jesse T. Correll
Chairman, President and Director of First Southern Bancorp, Inc.

Ward F. Correll
President, Cumberland Lake Shell, Inc.

Thomas F. Darden
Attorney, Manager of Real Estate Investment Partnership

Luther C. Miller
Former Executive Vice President and Secretary of First Commonwealth Corp.

Millard V. Oakley
Attorney, Director of Thomas Nelson Publishing Company

Robert V. O'Keefe
Former Vice President of Marine Bank

William W. Perry
Owner of SES Investments, Ltd., an Oil and Gas Investments Company

Robert W. Teater
President, Robert W. Teater and Associates

OFFICERS

Jesse T. Correll
Chairman of the Board and Chief Executive Officer

Randall L. Attkisson
President and Chief Operating Officer

James P. Rousey
Executive Vice President, and Chief Administrative Officer

Theodore C. Miller
Senior Vice President, Chief Financial Officer and Corporate Secretary

Brad M. Wilson
Senior Vice President and Chief Information Officer

SHAREHOLDER INFORMATION

Annual Meeting

The 2002 Annual Meeting of Shareholders will be held on Tuesday, June 11 at 10:00 a.m. CST at the corporate headquarters, 5250 South Sixth Street Road, Springfield, Illinois 62703. All shareholders are welcome to attend and to take part in the discussion of Company affairs.

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Registrant's common stock was traded on the NASDAQ Stock Market's Small-Cap Issues system until the Registrant's voluntary de-listing on December 31, 2001. Until that time, NASDAQ quotations were listed under the symbol UTGI. With the doubling of annual listing fees beginning in 2002 from previous years by the NASDAQ, the Registrant's Board of Directors discussed and approved a decision to voluntarily de-list its common stock from NASDAQ effective at the close of business on December 31, 2001. The Registrant remains a public company. Subsequent to December 31, 2001, the Registrant's common stock has traded and will trade in the over-the-counter market. Over-the-counter quotations can be obtained with the UTGI stock symbol.

The following table shows the high and low bid quotations for each quarterly period during the past two years, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	BID	
PERIOD	LOW	HIGH
2001		
First quarter	4.625	6.375
Second quarter	4.510	5.650
Third quarter	5.010	6.600
Fourth quarter	6.100	7.400

	BID	
PERIOD	LOW	HIGH
2000		
First quarter	8.000	9.000
Second quarter	6.063	8.313
Third quarter	6.250	6.500
Fourth quarter	4.000	6.500

Primary Market Maker is:

J.J.B. Hilliard, W.L. Lyons
800-627-3557

UTG has no current plans to pay dividends on its common stock and intends to retain all earnings for investment in and growth of the Company's business. The payment of future dividends, if any, will be determined by the Board of Directors in light of existing conditions, including the Company's earnings, financial condition, business conditions and other factors deemed relevant by the Board of Directors. See Note 2 in the accompanying consolidated financial statements for information regarding dividend restrictions.

Number of Common Shareholders as of March 1, 2002 is 10,220.

Corporate Office
Street Address:
5250 South Sixth Street
Springfield, IL 62703
(217) 241-6300

Mailing Address:
P.O. Box 5147
Springfield, IL 62705-5147

Corporate Website
unitedtrustgroup.com

Shareholder Services
The Company acts as its own transfer agent. Communications regarding stock transfer, lost certificates or changes of address should be directed to the Stock Transfer Department at the corporate office address above or telephone (217) 241-6410.

Certified Public Accountants
Kerber, Eck & Braeckel LLP
Springfield, Illinois

Request for Information
Shareholders may receive a copy, without charge, of the annual report, Form 10-K, or Form 10-Q upon written request. Copies of Form 10-K or Form 10-Q are also available on the World Wide Web at the Securities and Exchange Commission's Web site address at www.sec.gov.

UNITED TRUST GROUP, INC.
P.O. Box 5147
SPRINGFIELD, ILLINOIS 62705